02060746

BEST AVAILABLE COPY

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Randstad Holding NV

*CURRENT ADDRESS Diemermere 25
1112 TC Diemen
The Netherlands

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

FILE NO. 82- 14956 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DATE: 12/18/02

Appendix B

randstad holding

Annual Report 2001



Labor migration is a hot topic. Particularly when you take into account the ageing population, new entrants to the EU and the sometimes extremely tight labor market. People live where the work is. Also across national borders. It seems so perfect. Each country has its difficulties relating to specific sectors such as IT, technology, healthcare... There is not only a demand for hands, as was the case in the old economy, but there is above all a great demand for brains. In a perfect world people could easily relocate to countries that have shortages. After all, the free movement of labor and capital forms a basic economic principle in the classical theories. However, in his acclaimed book 'Wealth of Nations', Adam Smith already pointed to the unmanageability of labor migration.


CHICAGO
DESMONDS
Walgreens
Randolph/State Street, Chicago, USA

labor migration: facts & figures

Ageing population and the labor force

Over the next few decades, European countries will have to face an ageing population and stagnating growth in the population. This will be much less the case in North America owing to its different demographics. The situation in Europe is sometimes referred to as 'double aging'. Not only is the percentage of the population over 65 years of age increasing, but the number of people over 85 years of age is also growing. In addition to an aging population, the population is also decreasing. The European population growth rate of 0.1% per year stands in sharp contrast to the global rate of 1.3%. There is even a shrinking population in Central and Eastern Europe, and this will soon also be the case in Germany, Italy and Spain. The consequences are clear. The costs of the welfare state are soaring and there is a danger that healthcare and pension plans will become unaffordable. There are more users and fewer contributors. As a result, labor migration has gained a clear place in the labor market debate. Particularly in regard of the personnel shortages in various sectors. And these shortages are expected to continue to increase in the longer term.

More brains than hands

The economic prosperity of recent years brings into sharp focus where the problems will arise. In the United States, Asians are the second largest group of newcomers. The United States buys knowledge. The same prevails in Europe. Czech IT specialists work at Internet companies in Munich. There is actually a lack of skilled employees across the entire technology sector. Randstad Lisbon recruits engineers and specialists for Philips in Eindhoven. And this situation is not set to change in the foreseeable future. If for no other reason than that the technical colleges produce too few graduates to fulfill the demand. Despite excellent employment prospects, the 'exact sciences' are still not very popular among students.

Relaxed borders are actually rigid

While on paper there are no migration limitations within the EU and the states of the United States, this does not necessarily mean there is an actual movement of labor. The complete liberalization of labor mobility within the EU in 1992 has had only a negligible effect on the figures. Labor mobility has hovered at around 0.2% for years. An average of 1.7% of the EU labor force comes from a different member state. The rate is 3% in the United States. But that's not all. Within the EU there are also 'cross-border workers': people who do not actually live in the country where they work. This group represents 0.5% of the labor force. Cross-border labor is particularly popular in countries where there is no language barrier, for example between Germany and Austria or Belgium and the Netherlands. Randstad Brussels recruits employees for the Ford plants in Genk in the Netherlands. The regional labor migration within EU member states is also limited. Only 1.5% of the population between the ages of 15 and 64 move to another region. There are also major differences between the various countries in this regard. The Dutch, Germans and British are considerably more apt to relocate. However, even in these countries the total does not exceed 3%.

Borders are still borders

What is hampering labor migration? First and foremost the political reality. The last thing the EU and US want is free movement of labor from outside their borders. Professor Bruce Scott of Harvard University claims that the West forms a cartel to preserve its own society. Moreover, because we are social creatures, we are only willing to move to a country that has the same language and culture. There are also practical objections, certainly for semi- and unskilled workers: moving costs money and can it be earned back? And finally, even within the EU it appears that not all institutional obstacles have been removed yet. A degree may turn out to be worthless across the border. In short: labor migration appears to be easier than it actually is.

Distribution of the foreign labor force in the EU (EU citizens)

destination ■ origin



40
35
30
25
20
15
10
5
0
AT
BE
DE
DK
ES
FI
FR
GR
IR
IT
LX
NL
PO
SE
UK

Source: SER, Arbeidsmobiliteit in de EU, 2000

labor migration: pitfalls & predicaments

Gated community

Reality reveals that in transforming the world into a global marketplace, the West has not given economic forces free reign, despite the theory of mobility of capital and labor. Professor Bruce Scott of Harvard University points out that labor mobility from poor countries to the West is not encouraged from a political perspective. This changes 'global communities' into 'gated communities'. They lock the door to everyone except 'genuine' refugees.

Some economists would like to see the door opened wider. They point out that an influx of newcomers always leads to new economic activity. The arrival of large groups of Cubans in Florida in the 1960s is a good example of this. Other economists claim the opposite. They say that the importation of cheap labor reduces the incentive to invest in technology to replace human labor.

Walking a political tightrope

A democratic society enables the citizens to easily thwart political ambitions. Politicians are also aware that communities can only absorb a limited number of foreigners and that the permissible number is not always determined by hard figures. The ability to absorb foreigners is complicated further by the fact that newcomers primarily concentrate in the large urban centers of Europe and the United States. Cities that are often already facing major issues relating to immigrants. This demands careful maneuvering. The British Social Attitudes Survey conducted in 2000 shows that even among Labour supporters there is the widespread opinion that foreigners steal jobs. Against this backdrop which politician would dare to propagate open borders?

Home sweet home

People are also not inclined to move to 'foreign' cultures. University graduates can find employment throughout the EU and US, including their home country or state. So why move? For semi- and unskilled workers, migration only negligibly improves their income. Salaries are either comparable or only provide a slight improvement over government social benefits. While migration costs are relatively high for people on lower incomes. Add the language and cultural barriers plus the overheated housing market, and it's easy to tally the result. Even in a country such as Italy, where the gap between the rich and poor is connected with the gap between north and south, there is still only limited labor mobility within its own borders.

Flaws in European legislation

So in reality the EU borders are still more or less in place. While measures have been implemented to prevent the influx of 'welfare' tourists and the exodus of pensioners seeking a 'tax haven', they also erect undesired barriers for job seekers and staffing employees. These measures limit their rights to residence. This causes problems for people looking for employment across national borders. What's more, in some countries the public sector is 'closed' to foreigners. And whoever thinks they can get a job because they have a degree could be sadly disappointed. There is insuf-


Satelliten TV-Systeme
RADIX
TELECOMMUNICATION
Ich hab's!
OUR PERSONAL TV
PREMIERE WORLD
Satellite dish shop, Munich, Germany

ficient recognition of educational degrees among countries. And finally labor migrants place their pension at risk. Due to a lack of harmonization between countries and pension funds, there is a real danger of a pension deficit and insufficient pension contributions. This all reduces the appeal of labor migration.

There is furthermore a strong need to reduce red tape. A trainee or manager of an international company that wants to gain international management experience abroad is forced to go through the well-known bureaucratic rigmarole.
Politicians and employers are lining up to raise the alarm. There are severe labor shortages in certain sectors. However, it now seems that the economic reality has largely caught up with this economic problem: unemployment is on the rise in the US and EU for the first time in years. This could very well place the welfare state under serious pressure in the longer term.
The combination of an ageing and decreasing population highlights the considerable demands of financing the welfare state. Rising healthcare costs and pensions must be paid by ever fewer working people.
But an unbridled influx of people is not the answer. For the EU's most densely populated country, the Netherlands, the Dutch Interdisciplinary Demographic Institute calculated that the population must increase from the current 16 million to 50 million by the end of this century in order to counterbalance the number of people over 65. This would create an unacceptable situation. There are alternatives: population politics, older retirement age, higher productivity and tapping into dormant labor reserves. Or labor migration... but under specific conditions.

labor migration: need & necessity



Migration leads to follow-up migration

There has historically been a division in migration patterns. Labor market politics, family unification and asylum granting have been the driving forces behind migration flows. Particularly 'follow-up migration' through family unification and births surpass by far the original numbers and is the reason behind the sharp rise in the number of newcomers in the last ten years in Europe and the US. In Europe this involves semi- or unskilled workers who find it difficult to participate in the labor process and ethnic groups with a cultural tradition that discourages women from working outside of the home.

The situation is different in the United States. The degree of labor participation of newcomers and women is almost the same as the national average. The OESO also expects that the differences will eventually also be eliminated in the EU.

Births instead of immigrants

There are alternative solutions. Population politics for example. This would mean more children and fewer immigrants. But there is not a tradition of this in the West. Longer working hours are another solution. While the first tax incentives must still prove their value, it is early days for an age-based personnel policy. An alternative is to save more money for later. A more appealing option seems to be to tap into the labor reserves found within the EU. Women, immigrants, unemployed people, disabled people... not everyone who can and wants to work is participating in the labor process. The US exhibits much more favorable figures in this area. It is therefore vital to achieve an improved harmonization between supply and demand. This requires a great deal of investment in training, education and coaching, in addition to childcare and financial incentives. Randstad also offers various programs aimed at utilizing dormant reserves: for minorities, for women, for senior citizens and for (partially) disabled people.

Immigration flows into selected OECD countries by main categories in 1998
percentages of total inflows



Slovak Republic
Switzerland
Australia
United Kingdom
Canada
France
Denmark
United States
Sweden

Source: OECD, 2000 workers refugees family reunification



Navy Pier, Chicago, USA

Mix of measures

Most European countries opt for a mix of measures to compensate for the effects of the ageing population and problems in specific sectors. The European policy is based on abolishing barriers between member states. The debate on labor mobility focuses on whether the pressure points in the labor market can be solved by a limited form of labor mobility. Limited because both the duration and scope are restricted and access extends to specific target groups. For example, CDU politician Rita Süssmuth introduced 'green cards', i.e. temporary work and residence permits for valuable newcomers, also referred to as 'replacement migration' or flexible labor migration. Flexible labor migration is one solution for temporary shortages in the labor market. In 2001 European Commissioner Virtoni presented a proposal for relaxing the immigration policy. Europe needs brains.

If you don't have it, you have to buy it

It doesn't make sense to just wait and see what happens: bottlenecks must be predictable. Countries must consequently profile themselves as attractive sub-stations once the obstacles have been removed. In 2000 most IT specialists from India chose the American dream over a job in an EU country. And what's more: won't the electronic highway solve the sector's problem once and for all? A workstation in the global virtual office? And what about the undesired side effects of the new migration? We do not want to burden the countries of origin with a 'brain drain'. We must also work towards a European code for labor norm compliance. Flexibility? Yes, but how?

flexible labor migration: go away & we need you

Labor market is more predictable

Good government means looking ahead. Optimally bringing together supply and demand in the labor market presupposes a reasonable overview of the dynamics of the market. Currently, however, there is no international institute that concentrates on this task. There is a lot of registration in the EU and US, but there are few forecasts. This is striking, because according to labor market strategist at Randstad Holding Professor Hans Junggeburt of the University of Amsterdam, the current economic dynamics enable us to look ahead from three to five years. This provides sufficient time to develop a suitable policy that addresses future shortages in a timely and supple fashion.

Residence permit and European policy

Germany and the Netherlands have already made good progress in liberalizing the residence permit requirements for foreign workers. Particularly when this involves sectors where there is a strong demand for workers, or when top managers are



involved. In practice each country has its own policy for employees outside the EU, whereby employees from the candidate EU countries receive preferential treatment. A great deal of work is being done at the European level to eliminate the obstacles in European and national legislation in order to increase the labor mobility for unemployed people or employees with a short-term contract.

The 'battle for brains' and sustainability

What will the future bring in the EU? The European Council of Lisbon (March 2000) wants to make the EU "the most competitive and dynamic knowledge-based economy in the world, capable of sustainable economic growth, with more jobs and greater social cohesion". In order to involve the business community in the process of linking profitability and sustainability, European Commissioner Anna Diamantopoulou has proposed a 'green book'. This must encourage a discussion that leads to a European framework for the social and environmental responsibility of companies. The right balance between flexibility and responsibility will be a key issue. Including the question of the repatriation policy. Intermediaries are specialized in bringing together supply and demand in the labor market. This spans the spectrum from hands to specialized knowledge and management capacity. Also across national frontiers. Flexibilization of labor keeps companies flexible and maneuverable within a continually changing economic situation. At the same time the development of flexworkers ensures that they can be easily employed. Its position as intermediary makes it possible for Randstad to perform various roles once flexible immigration is more structurally imbedded in the dynamics of the EU labor market. Monitoring and forecasting supply and demand, solving temporary shortages, contributing to the harmonization of the legislation, training and education of flexworkers, international placements, setting up and participating in repatriation programs...


Goethe Institute, Munich, Germany

flexible labor migration: temporary and contract staffing



Facing the challenge

Following an extensive analysis of the labor market in the Netherlands, last year the Sociaal Economische Raad (Dutch Social and Economic Council) stated that it hopes and expects that international staffing agencies will make the supply and demand of vacancies transparent. The Social Economic Council is convinced that in this capacity staffing agencies can make a valuable contribution to labor mobility. The challenge is clear. Transparency of supply and demand means that Randstad must be more than just an international vacancy databank. Above all it means that Randstad must be capable of ascertaining excesses and shortages in the labor market so that the business community can find suitable solutions. Solutions that are socially responsible for the involved countries.

Harmonizing legislation

A wealth of experience in labor intermediation makes Randstad a preferred partner to assist in achieving the sorely needed harmonization of the European regulations and legislation. Countries in which flexible work is still viewed with some suspicion will then also be able to expe-



Otherwise Incorporated, Chicago, USA

rience that flexible work is an accepted and full-fledged form of work that is designed to easily bring together supply and demand. Particularly within an international context.

Intrinsic role of an intermediary

Flexible labor migration ideally suits Randstad. Presence in local markets of Europe and the United States means that Randstad can closely monitor developments in these markets. We can use this knowledge to ease shortages in the regional and international labor markets and to optimally fulfill employees' needs.

Safe Harbor statement

This document comprises forecasts on Randstad Holding nv's future financial condition and the results from operations and certain related plans and goals. By their nature, such forecasts generate risk and uncertainty because they concern events in the future and depend on circumstances which then apply. Any number of factors can cause actual results and developments to deviate from those expressed in the forecasts stated here. Such factors can be, for example, general economic circumstances, scarcity on the employment market and the resulting demand for (temporary) personnel, changes in labor legislation, personnel costs, future exchange rates and interest, changes in tax rates, future corporate mergers, acquisitions and divestments and the speed of technical change. You are cautioned not to place undue reliance on these forecasts. These are made as of the date of the annual report and accounts and are not intended to provide any guarantees regarding future results. Due to the risks and uncertainties that are always involved in any operating environment or business, we cannot make any assurances that these forecasts will prove correct.

The annual report is written in Dutch and also appears in an English translation. Please note that in case of lack of clarity, the Dutch text is decisive.

contents

Corporate Mission

Randstad's mission is to establish industry leadership in matching demand for and supply of employment.

Core Business

Randstad's core business is well-timed matching of individual people's demand for challenging and well-paid work and the demand of companies and organizations for suitable personnel of the right caliber.

This is pursued in the following ways:

by meeting local and regional employment requirements through tailored solutions according to the standards and values of all countries where the Group is active;

by deploying extensive knowledge of the employment market in combination with an unparalleled ability to attract, coach and retain talented people; and

by committing to serve as a reliable partner for all stakeholders.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe and North America. Employment market expertise is the key element in all services offered by the Group. The services are designed to facilitate the supply of labor to organizations enabling them to operate in a more effective and focused manner. This key expertise also underpins the Group's profile as an attractive and reliable employer able to attract and retain employees. These components can be translated into two core concepts: adaptability and employability.

The Randstad Group is organized along three propositions: *professionals staffing* (Yacht), *mass-customized staffing* (Randstad, Tempo-Team and other group companies), and *large-scale staffing* (Inhouse Services).

The Randstad Group is one of the largest temporary and contract staffing organizations in the world. It is market leader in the Netherlands, Belgium, Germany and in the south-east of the United States. In addition to these markets, Randstad is also active in Canada, Denmark, France, Italy, Luxembourg, Portugal, Spain, the United Kingdom and Switzerland.

Randstad was founded in 1960, In 2001, the Randstad Group generated a revenue of € 5.8 billion and a net income of € 60.1 million. During the reporting year, an average 217,800 people were employed by Randstad every day. At year-end, Randstad had a total of 1,769 branches and 489 in-house operations on customer sites in Europe and North America, 293 of which are Capac Inhouse Services locations. Distribution is multi-channel, using branch networks, in-house sites, call centers and the Internet.

Randstad's goal is to ensure long-term corporate continuity. In pursuing this goal, the creation of value for all stakeholders is crucial. This implies continual growth in revenue and profit. Strategy is based primarily on autonomous growth. In addition, acquisitions are used to accelerate growth in order to achieve targeted market positions faster.

In geographic terms, the Randstad Group's growth strategy is focused on Europe and North America. These regions represent more than 80% of the world market for temporary and contract staffing. Within these regions, the Group concentrates on rapidly growing economic areas.

Selection, education, training and personal development of employees are top priorities. This focus stems from a conviction that in a service-oriented organization the commitment, enthusiasm and expertise of employees is crucial for success. Randstad views the total employment market as its playing field.

Randstad is an integral part of the business and social environment and uses its employment market expertise to respond actively to social developments. Randstad accepts its social responsibility as a way of life. This commitment entails always carefully weighing the interests of all the involved parties (employers, flex workers, own employees, shareholders, employers' and employees' organizations, etc.). Randstad's dedication to the community is also expressed in its active participation in specific projects for improving the operation of the employment market and regenerating the inner cities.

Randstad Holding nv is listed on the Amsterdam stock exchange (part of Euronext) and is included in Amsterdam's Midkap Index (AMX). Options on Randstad stock are also traded in Amsterdam.

More information on Randstad Holding is available on www.randstadholding.com.

core data

in millions of €, unless otherwise indicated	2001	2000	Δ%
Revenue	**5,818.4**	6,168.1	(5.7)
Gross profit	**1,339.4**	1,482.8	(9.7)
EBITDA[1]	**175.7**	304.5	(42.3)
Operating profit	**103.8**	250.6	(58.6)
Net income from ordinary operations	**48.3**	151.8	(68.2)
Net income	**60.1**	207.2	(71.0)
Cash flow from operations	**197.5**	116.0	
Free cash flow	**218.5**	(228.9)	
Shareholders' equity	**333.8**	301.4	10.7
Net debt	**405.3**	538.2	(24.7)
Operating capital employed[2]	**659.8**	742.5	(11.1)
Capital employed	**1,072.3**	981.9	9.2
Operating return[3]	**14.8%**	42.9%	
ROACE[4]	**4.7%**	17.4%	
Interest cover[5]	**6.8**	14.9	
Average number of staffing employees	**217,800**	244,500	(10.9)
Number of corporate employees, year-end	**13,840**	15,570	(11.1)
Number of branches, year-end	**1,769**	2,042	(13.4)
Market capitalization	**1,728.5**	1,809.4	(4.5)
Price/earnings ratio	**44**	13	
Number of ordinary shares outstanding, average (mln)	**115.6**	115.6	–
Diluted number of ordinary shares outstanding, average (mln)	**115.6**	115.6	–
Closing price (in €)	**14.95**	15.65	(4.5)
Ratios in % of revenue			
Gross margin	**23.0%**	24.0%	
EBITDA	**3.0%**	4.9%	
Operating profit	**1.8%**	4.1%	
Net income from ordinary operations	**0.8%**	2.5%	
Net income	**1.0%**	3.4%	
Earnings per ordinary share (€)	**0.45**	1.72	(73.8)
Earnings per ordinary share from ordinary operations (€)	**0.34**	1.24	(72.6)
Diluted earnings per ordinary share from ordinary operations (€)	**0.34**	1.24	(72.6)
Dividend	**0.14**	0.50	(72.0)
Pay-out (in %)	**41.2**	40.3	

1 EBITDA: income before financial income and expenses, taxes and depreciation of intangible and tangible fixed assets as well as asset impairment. 2 Operating capital employed: tangible fixed assets + working capital - cash + dividend + short-term interest-bearing debt - receivables regarding divestment. 3 Operating return: operating profit from average operating capital employed. 4 ROACE: net return on ordinary operations on average capital employed. 5 Interest cover: EBITDA on financial income and expenses.

Dear Shareholder,

The year 2001 was not an easy one for Randstad Holding. The cost-saving measures initiated in November 2000 continued to be implemented dynamically and according to plan, but could not fend off the effects of the unfavorable economic tide on our results. In particular, the economic situation in North America and Germany deteriorated rapidly, while growth fell in the rest of Europe. The Randstad companies were able to increase their market share in most European countries and to improve profitability, but this did not prevent us from having to issue a profit warning in April. In mid-October further heavy cost cutting took place due to a further deterioration in market conditions, particularly in Germany and the United States.
In these countries, we brought our distribution network in line with market conditions: several small branches were integrated with large ones. At the same time, we maintained sufficient capacity in terms of people and workstations to profit immediately as soon as recovery in the market takes place.
The organization is ready for this. The integration efforts of the Strategix enterprises in the United States, time power in Germany and Umano in Spain have been completed, allowing us to devote all our energy and entrepreneurial spirit to the market again.

The difficult circumstances caused us to look more closely than before to cost-savings and profitability of the various Randstad activities. This resulted, among other things, in the conclusion by VNU and Randstad Holding to discontinue their joint operation of the career site newmonday.com. Due to substantially changed conditions in the employment market, the revenue of newmonday.com remained below expectations. The Hedson activities were suspended, as they did not meet the previously set goals and projected revenue. We did, however, manage to use Hedson's technology successfully for the matching process within the front office branch system and the newly developed e-procurement activities.

Within the framework of our policy of focus on our core activities, we sold Randon to the British corporation Securicor, an international service provider in the area of security. Using part of the proceeds of the transaction, Randstad acquired the staffing agency Securicor Recruitment Services (SRS) from Securicor.

Our share price ended the year at € 14.95, 4.5% below the 2000 closing price of € 15.65, while the AEX Index closed the year down more than 20% on its end-of-2000 level and the Amsterdam Midkap Index fell by 17%. In mid-September 2001, our share price fell to its lowest point of the year, at € 9.50, after reaching a peak of € 20.15 in February. Following the low point in September, the share price experienced a period of recovery, which was partly the result of rising interest in the staffing sector.

In 2001 major progress was made in forming shared service centers. In North America the implementation was started of one shared service center for the administrative and IT activities and of a new IT platform, which will result in a completely integrated front and back office in 2002. In the Netherlands a large part of the administrative activities have been concentrated in a shared service center and the process of merging the IT departments was begun. In 2002 the IT and administrative activities will be further harmonized in the various European countries.

The strategic direction of Randstad was addressed extensively in 2001. We made a careful evaluation of what Randstad stands for, our ambitions, the various markets, the service concepts, the brands, the people and the organization. This review revealed that the key objective is to revitalize the strength of Randstad and sharpen the focus of the entire organization in order to fully tap into that strength. Concepts and approaches that have proven to be successful must be expressly employed as the standards that guide our company. This will be dealt with in detail in the report from the Executive Board.

Furthermore, the senior management structure of Randstad Holding nv was transformed into a five-member Executive Board. One of the most important reasons for this reform was the strong development of the enterprise brought about by internationalization and the broadening of our marketing strategy. This reform put in place a management model appropriate to a publicly quoted corporation of this size.
In October, our CEO Hans Zwarts announced his resignation as of January 1, 2002, to allow the new Executive Board all the room they would need to work out the details of and implement the strategy. I would like to express my gratitude to him for his dedication and leadership.

Our employees performed very well in 2001 under difficult conditions. Across the board, our staff worked with enthusiasm and dedication. This also explicitly applies to the new employees who joined Randstad as a result of acquisitions. We are proud to be able to report that integration troubles for Umano and SRS were only of a modest nature.
Our more focused strategy, our present organization and the strong foundation provided by our employees form a solid house, on the basis of which we can look forward to the future with confidence and react strongly as soon as the market recovers.

Cleem Farla
CEO Randstad Holding nv

The Supervisory Board of Randstad Holding nv

	Initial appointment	Current appointment to GMS in
J.F.M. Peters, chairman	1993	2003
F.J.D. Goldschmeding, vice-chairman	1999	2003
J.P. Guépin	1989	2002
J.C.M. Hovers	1995	2005
K. Vuursteen	2000	2004
R. Zwartendijk	1999	2004

Other information on the Supervisory Board

J.F.M. Peters, chairman (1931)
Economist, former chairman of the board of Aegon N.V.

F.J.D. Goldschmeding, vice-chairman (1933)
Economist, founder of Randstad and former President and CEO of Randstad Holding nv.

J.P. Guépin (1929)
Lawyer, former chairman of the board of Naarden International N.V.

J.C.M. Hovers (1943)
Econometrist, former chairman of the boards of Océ N.V. and Stork N.V.

K. Vuursteen (1941)
Chairman of the board of Heineken n.v.

R. Zwartendijk (1939)
Economist, former member of the board of Royal Ahold n.v. and former President and CEO of Ahold USA.

report from the supervisory board

As required by Article 26 of the Articles of Association, we submit Randstad Holding's annual report for the year 2001. The financial statements have been audited and approved by PricewaterhouseCoopers N.V. The auditors' statement is on page 79.

We endorse the Executive Board's proposal to declare from 2001 a net income of € 60.1 million and after deduction of the cumulative preferred dividend of € 8.6 million, a cash dividend of € 16.2 million or € 0.14 per ordinary share of € 0.10. The proposed dividend is based on net income from ordinary operations of € 48.3 million, with the pay-out maintained at approximately 40%. We further endorse the Executive Board's proposal to retain the remaining amount of € 35.3 million and add it to general reserves.

We propose you adopt the financial statements and appropriate the profits according to the Executive Board's proposal.

In 2001, the Supervisory Board and the Executive Board met eight times. Key issues at those meetings were:
- Changes to the senior management structure and appointment of the Executive Board. In formulating the profile of the CFO, great importance was attached to international strategic insight and experience with stringent internal financial reporting and control. Prior to the departure of Mr. Zwarts, there were in-depth discussions regarding the profile of the CEO. The board opted for a candidate who secures the continuity of our operations and has knowledge of our activities.
- Remuneration structure of the Executive Board
  The remuneration structure has been brought into line with the international developments and includes both a fixed and variable element. The Supervisory Board determines the performance indicators in advance.
- Financial results and market developments, the related risks for the company and the establishment of the internal control systems.
- Strategy update
  The Supervisory Board declared its support for the strategic principles and direction as formulated by the Executive Board. These will be covered in the report from the Executive Board.
- Influence of IT developments
  Extensive attention was paid to the possibilities and influence of IT for the Group's activities. Issues included the multi-channel strategy, the introduction of an integrated front and back office system in North America, the development of e-procurement and the discontinuation of newmonday.com and the Hedson business model.
- The sale of Randon, introduction of the euro and the investment in and disposal of real estate.

We discussed the effectiveness, the composition and the performance of both the Supervisory Board and the Executive Board. In addition, two meetings were held with the company's external auditor.

The remuneration and audit commissions held meetings respectively once and twice in 2001. The Supervisory Board's tasks and working methods and interaction with the Executive Board are laid down in a code comprising recommendations from the Corporate Governance Commission. The Supervisory Board's profiles are available for insight at the Group's premises.

During the General Meeting of Shareholders, Mr. J.C.M. Hovers was re-appointed as supervisory director for a term of four years. At the upcoming meeting Mr. J.P. Guépin will step down having reached the statutory retirement age. He was a member of the Supervisory Board for thirteen years.

Mr. H. Zwarts stepped down as chairman of the Executive Board effective January 1, 2002. We would like to express our gratitude to Mr. Zwarts for his dedicated leadership. He is succeeded by Mr. C.T.M.J. Farla. Mr. Farla joined Randstad in 1973 and has extensive expertise and experience. Mr. Farla has been a member of the Board since 1990 and his responsibilities included the Randstad Europe division.

For Randstad, 2001 was a difficult year in which great demands were placed on the personnel. We therefore wish to thank all the employees for their unfaltering commitment in 2001.

Diemen, February 22, 2002

The Supervisory Board,
J.F.M. Peters (chairman)
F.J.D. Goldschmeding (vice-chairman)
J.P. Guépin
J.C.M. Hovers
K. Vuursteen
R. Zwartendijk

Development of the shares
Our share price ended the year at € 14.95, 4.5% below the 2000 closing price of € 15.65, while the AEX Index closed the year down more than 20% on its end-of-2000 level and the Amsterdam Midkap Index fell by 17%. The market capitalization of ordinary Randstad shares amounted to € 1.73 billion on 31 December 2001. The capitalization of type-B preferred shares is € 166 million. In mid-September 2001, our share price fell to its lowest point of the year, at € 9.50, after reaching a peak of € 20.15 in February. Following the low point in September, the share price experienced a period of recovery, which was partly the result of rising interest in our sector.

Shares in Randstad Holding nv are quoted on Euronext Amsterdam. Options on Randstad shares are also traded there. Shares are included in the Amsterdam Midkap Index. We estimate the number of free float shares in the corporation at 40-45%.

Randstad shares function as the underlying value for various derivatives, such as Randstad warrants and option products. The option rights are not issued by Randstad and exercising them does not therefore lead to an increase in the number of outstanding Randstad shares.

The dividend policy of Randstad is, following deduction of the preferred dividend, to pay out approximately 40% of the net income from ordinary operations each year to the ordinary shareholders in the form of a cash dividend.

Corporate governance
At the end of 2001, the authorized capital of Randstad Holding nv consisted of:
- ordinary shares: 115.6 million shares with a nominal value of € 0.10;
- type-A preferred shares: none issued;
- type-B preferred shares: 25.2 million shares with a nominal value of € 0.10.

No new shares were issued in the reporting year.
Based on a decision by the General Meeting of Shareholders on May 26, 2001 the nominal value of the shares was redenominated from NLG 0.20 to € 0.10.

Following flotation in 1990, there were 108 million ordinary shares in issue. In 1998, 7.6 million new ordinary shares were issued and 25.2 million type-B preferred shares. An important principal shareholder in the corporation is Randstad Beheer bv, which owns more than 40% of the ordinary shares.

Price trend Randstad Holding nv shares 2001


Randstad
AEX
Midkap
30
25
20
15
10
5
700
600
500
400
300
200
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan

Returns on shares of listed staffing companies 2000-2001


2001
2000
40%
20%
0%
-20%
-40%
-60%
Randstad
Vedior
Unique
Adecco
Kelly
Manpower

Indexed price trend Randstad Holding nv shares 1992-2001


Randstad
CBS
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

Trading volume Randstad Holding nv shares 1992-2001


x 1,000
20,000
15,000
10,000
5,000
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

Approximately 80% of the ordinary shares have not been converted into depositary receipts. The holders of these shares may make unrestricted use of their voting rights in the General Shareholders' Meeting. The other 20% of the ordinary shares have been converted into depositary receipts. Those shares are held by two foundations, Stichting Administratiekantoor Randstad Optiefonds and Stichting Administratiekantoor Randstad Holding. Depositary receipts in the former group are fully exchangeable, those in the latter group are of limited exchangeability. The depositary receipts issued by the trust offices are held by Gaud Holding bv, Stichting Randstad Optiefonds and by employees who have obtained depositary receipts by exercising options. When shares are converted into depositary receipts, beneficial ownership is separated from legal ownership. Therefore, the holders of depositary receipts have no voting rights.

Type-B preferred shares ('financing prefs') are held by a foundation, Stichting Administratiekantoor Preferente Aandelen Randstad Holding. The voting rights attached to these shares are vested in this foundation and its board can exercise them. A board decision is taken to determine who will exercise the voting rights on behalf of the foundation. The board comprises S.C.J.J. Kortmann, A.A. Anbeek van der Meijden and A.H.J. Risseeuw. The statutes of the foundation were compiled in accordance with Annex X of the fund rules of Euronext Amsterdam and the recommendations of the Corporate Governance Commission. The majority of the depositary receipts issued by the foundation are held by ING Groep N.V., Fortis N.V. and Aegon N.V.

The corporation has no priority shares and there are no further limits upon the voting rights of shareholders.

During the General Shareholders' Meeting, the decision was taken to transform the management structure into a five-member Executive Board as of 1 June 2001. This reform of the senior management structure put in place a management model appropriate to an international, publicly quoted corporation. A greater profit-dependent component has been introduced into the remuneration packages of the top management, in the form of a separate stock option plan for members of the Executive Board. For this purpose, 180,000 ordinary shares were purchased in 2001.

During the reporting year, Randstad was forced to issue a profit warning and its share price reached a low point in September. This put pressure on our reputation, one reason to be even more alert and active in providing investors with open and timely information on the course of business and the strategy of the enterprise. Transparency and timeliness are the most important watchwords in communicating with the financial target groups. Much energy was once again put into this in 2001. To this end, Randstad has an active target-group policy, in which a distinction is made between the following categories:

- analysts
- institutional investors
- private investors, focusing on the Netherlands and Belgium
- the Dutch financial media
- the international financial media, particularly in the United Kingdom and the United States
- members of the VEB and NCVB
- financial advisors.

In order to be able to keep all of these target groups properly informed, a broad spectrum of activities was developed in 2001. Road-shows were organized at home and abroad for analysts and institutional investors, and various meetings were held for private investors. Internally, working arrangements and procedures relating to reporting on the results of the group and the way in which they are published were greatly improved, lifting the quality of the meetings to a higher level in the reporting year. In 2002, contacts with investors and brokers will be further intensified.

Furthermore, Randstad began using quarterly figures in 2001, for the first time in its history. This is part of its policy of keeping all target groups simultaneously and regularly informed about the course of business. In addition, it is our intention to bring the financial reports in the annual report into line with IAS-standards, proceeding step by step, to increase the comparability of Randstad's results to those of other corporations. This will be good for our shareholders and for Randstad.

In addition to corporate information on the Randstad Group, the Randstad Holding website (www.randstadholding.com) also contains a section on Investor Relations, where information can be found concerning Randstad shares, quarterly reports and important financial data. Visitors to the site may also request information in print and subscribe to obtain press releases and the daily closing price of the Randstad share by e-mail.

Indicative geographic spread of free-float shares 2001, year-end

Netherlands	45.0%
United Kingdom	23.9%
United States	12.4%
Belgium	6.6%
Luxembourg	1.9%
Switzerland	1.8%
France	6.2%
Germany	0.3%
Other countries	1.9%



Indicative spread share ownership free-float shares 2001

Private investors	13.0%
Banks	48.5%
Institutional investors[1]	36.5%
Other	2.0%



1 Insurance companies, pension funds and investment companies

Important dates 2002

Publication 1st quarter results, before start of trading	May 2, 2002
Press conference and analyst presentation 1st quarter results	May 2, 2002
General Meeting of Shareholders	May 22, 2002
Fixing ex-dividend	May 24, 2002
Dividend available for payment	June 17, 2002
Publication interim results, before start of trading	August 6, 2002
Press conference and analyst presentation interim results	August 6, 2002
Publication 3rd quarter results, before start of trading	October 29, 2002
Press conference and analyst presentation 3rd quarter results	October 29, 2002

Randstad Holding nv

total number of shares: 140.8 million

Ordinary shares

Number: 115.6 million

Nominal value: € 0.10

Randstad Beheer bv

Range: 25 - 50%

Date: October 1993

Stichting Administratiekantoor Randstad Optiefonds

Range: 5 - 10%

Date: May 2001

Stichting Randstad Optiefonds
Exchangeable depositary receipts

Range: 5 - 10%

Date: February 2000

Stichting Administratiekantoor Randstad Holding

Range: 5 - 10%

Date: February 1992

Gaud Holding bv
Non-exchangeable depositary receipts

Range: 5 - 10%

Date: February 1992

Free-float shares (estimate)

Range: 40 - 45%

Type-B preferred shares

Number: 25.2 million

Nominal value: € 0.10

Stichting Administratiekantoor preferente aandelen B Randstad Holding

Range: 10 - 25%

Date: November 1998

ING Groep N.V.
Non-exchangeable depositary receipts

Range: 5 - 10%

Date: November 1998

Fortis N.V.
Non-exchangeable depositary receipts

Range: 5 - 10%

Date: November 1998

Aegon N.V.
Non-exchangeable depositary receipts

Range: 5 - 10%

executive board

(as of January 1, 2002)



Cleem Farla (1945)
president and
chief executive officer



Leo Lindelauf (1951)
responsible for
Randstad Belgium,
Luxembourg, France,
Spain, Portugal and
Denmark, *also*
responsible for in-house
services, Tempo-Team,
Otter-Westelaken and
Profcore



Jim Reese (1953)
responsible for
Randstad North America



Robert-Jan van de Kraats (1960)
chief financial officer



Ben Noteboom (1958)
responsible for Randstad Netherlands, Germany, United Kingdom, Italy and Switzerland, also responsible for Yacht and IT

Hans Zwarts
president and chief executive officer until January 1, 2002

report from the executive board

contents

vision, mission and strategy

The strategic direction of Randstad was addressed extensively in 2001. We made a careful evaluation of what Randstad stands for, our ambitions, the various markets, the service concepts, the brands, the people and the organization. This review revealed that the key objective is to revitalize the strength of Randstad and sharpen the focus of the entire organization in order to fully tap into that strength. Concepts and approaches that have proven to be successful must be expressly employed as the standards that guide our company. Based on our service concepts in 2001 we made a careful review of the positions of our activities in the various countries. This review resulted in the formulation of stringent objectives regarding market development, revenue growth and profitability. In addition, we made a thorough inventory of our current and future portfolio. In the future the dependence on the Dutch market will decrease while the importance of specialization will increase.

The staffing and recruitment markets in which Randstad operates have long-term growth potential. This potential is based on an over the cycle average annual market growth in the range of 8-12%. The timeframe within which this growth will materialize is connected with the speed of the economic recovery. Approximately 10% of the employed population in Europe and North America currently work on the basis of some form of flex working. Staffing organizations account for approximately 25% of this group of flex workers. Growth can be achieved by offering clear added value at an acceptable price.

At the same time we see growing interest in flex working. There are various explanations for this. We operate in developing markets in which staffing has not yet reached its full potential. These markets show an increasing acceptance and recognition of the role of staffing organizations. This is certainly the case in relation to the allocating function of staffing organizations, because they enable people to gain the necessary experience to re-enter the workforce. For the allocation of more skilled people in developed markets, agencies have an increasing role. In this way specific knowledge and experience becomes available for companies on a temporary basis.

Personnel planning is becoming continually more difficult for employers due to a reduction in their product cycle. In the 21st century, successful companies will primarily be those that have the required adaptability and flexibility to respond quickly to changes. This means that a growing number of jobs, including higher positions, will be filled with temporary and external staff. Intermediaries fulfill this need and ensure the quality of the flex workers. This, in turn, raises the employability and productivity of the flex workers. As a result flexibilization is increasingly a structural part of the human resources policy, regardless of economic fluctuations.

On the other hand we see that permanent employment will remain, but that the new generation of employees does not pursue permanence as its top priority. However, in order to be able to work at various organizations, a flex worker must have the required qualities, expertise and skills. Flex workers also need a mentor who will support and assist them in determining what would be a next good position for them and who knows where that position is available.

Role for Randstad

Randstad has a crucial role to play in the field of supply and demand. Thanks to our extensive knowledge of the (local) employment market, we are able to harmonize supply and demand in markets in which supply and demand are difficult to bring together due to the more individualistic demands and requirements of employers and employees. This also makes the matching process increasingly complex, which enhances the added value of the intermediary.

Guiding principles

Randstad employs four guiding principles.
These are:
- continuity through profit and growth,
- leadership in bringing together demand and supply on the employment market,
- focus on core business,
- and all this based on core values.

These guiding principles are explained in more detail below.

Continuity through sustainable profit and growth

Randstad's primary goal is to ensure long-term continuity. Growth and sustainable profitability are the related key conditions. We consequently always opt for structurally improving profitability rather than for incidental short-term success.
Our aim is to be firmly positioned amongst the top of the international staffing organizations. To achieve this our revenue growth should well exceed that of the market. This growth will primarily be achieved organically. We have therefore made organic growth through further developing successful concepts our priority.

Leadership and corporate mission

Randstad's mission is to establish industry leadership in matching demand for and supply of employment.
This implies that Randstad wants:
- to be amongst industry leaders in terms of revenue,
- to be industry leader in terms of quality.

Core business

Randstad's core business is bringing together supply and demand in the employment market. On the supply side we take into account the individual requirements of employees. On the demand side we fulfill the increasing flex need of companies by supplying them with well-qualified people.

We achieve this by:
- meeting local market demands through tailored solutions based on the global Randstad standards and values,
- applying our knowledge of the employment market in combination with our unparalleled ability to attract, develop and retain talented people,
- ensuring that we serve as a reliable partner for all stakeholders.

Core values

In performing its activities, Randstad is guided by its core values. These values are decisive for how we position ourselves in the market and how we fulfill our social role. It is therefore crucial that all our employees fully support and promote these values.

The core values are:

Simultaneous promotion of all interests
Randstad is situated at the heart of a network of parties with varying interests: flex workers, clients, corporate employees, banks, investors, political opinion leaders.... In carrying out our activities we aim to fully take into account the interests of all the involved parties. While this process can be complex, we are at all times obligated to follow this principle.

To know, serve and trust
Taking into account the various interests implies that you know and respect each other's role and responsibilities. This demands mutual trust and a thorough knowledge of the business. Thirdly, serving is an integral part of our role as a service provider. This applies to clients as well as colleagues. Serving is something we do from an awareness of our role.

Striving for perfection
One of Randstad's characteristics is that we strive for perfection in all our activities and this is reflected in our services. We aim to continually surprise clients and colleagues by achieving more than they expect. We believe that striving for perfection and service are inextricably linked. But it is never a goal in itself and is always in proportion to our goals and other values.

Building blocks
In order to realize our ambitions, in 2001 we established four building blocks that we consider vital for our long-term success:
- strong concepts,
- the best people,
- excellent execution,
- superior brand.

These building blocks are explained briefly below.

Strong concepts
Randstad operates on the basis of three service concepts:
- mass-customized (general and specialized) staffing with the Randstad and Tempo-Team brands,
- professionals staffing with the Yacht brand,
- in-house services with the brands Randstad Inhouse Services, Capac Inhouse Services and Werknet.

Randstad offers a total package of general staffing services. In addition, we have developed concepts for specific sectors in the market, which are either industry-oriented, such as health care, transport and logistics, or job-oriented such as for secretarial, administrative and call center positions.

Yacht's various lines of business such as Finance & Management, Technology and IT are another example of distinctive propositions. We focus on highly-qualified professionals supporting their career opportunities and developing their professional knowledge. This approach enables us to supply our clients with permanent or interim professionals.

Classification of the flexible employment market by type of flexible employment, in countries where Randstad is active, 2001
in % of the workforce


staffing
fixed-term contracts
self-employed
Belgium
1.8
6.2
13.9
Denmark
0.2
Germany
0.8
12.2
9.4
France
2.4
12.6
8.2
United Kingdom
3.8
3.7
11.4
Italy
0.7
9.1
22.7
Netherlands
4.0
7.5
9.7
Portugal
1.1
18.9
19.0
Spain
0.9
31.1
17.6
Switzerland
0.8
North America
2.4
7.0

In-house services is the third service concept. The emphasis here is on supplying personnel based on a limited number of job profiles in large amounts on the site of the client. Presently the concept is mainly used for production positions, but the concept will be extended to include other job profiles such as call center employees. In fact in-house services means managing the flexible workforce on the site of the client in an efficient way.

The success of these service concepts underscores the innovative strength of the Group. We will now place greater emphasis on managing these (new) concepts and focus more on the organization, processes, reproducibility and profitability. This means that a number of matters must be standardized in line with the policy frameworks established for the entire organization. Clear and consequent management of the service concepts will also cause them to become imbedded in the organization more quickly.

The best people

Good people are the key to our success and that begins on the work floor. The position of staffing consultant is a unique and extremely demanding job. It requires market knowledge, taking into account different interests and striking the correct balance between commercial objectives and coaching flex workers. This combination of tasks means that a select group qualify for the job. Only people who possess the right combination of a number of unique qualities and skills are suitable for a position as a staffing consultant.

For management positions we search those employees that have a strong commercial track record in the market and have a keen eye to spot and develop talent among their people.

Our strategy implies that we approach the employment market based on our basic profiles. Market-specific demands can then be added to these. Good terms of employment, training, and development possibilities should ensure that our employees stay with us for longer.
In 2002 for all employees the existing profiles, training procedures and education programs will be reviewed, standards agreed, but above all reconfirmed for the entire Randstad organization. For example all Randstad training programs around the world will include a number of basic program components. Basics that relate to culture, values and basic working processes.

Excellent execution

Activities were begun in 2001 to standardize the various business processes. Standardization is a key condition for raising the company's efficiency and effectiveness. It is also a basic condition for being able to optimally track and create profitable growth. Standardization also forms a firm foundation for the development of new markets and prevents unnecessary diversity. It should, however, be noted that standardization is not centralization, but only provides proven and successful frameworks.

Far-reaching standardization will enable an accelerated roll-out of new service concepts. In addition, there are a number of operational benefits such as lower costs, more effective internal and external communications and fast and transparent decision-making. We will seek to actively support and guide our corporate employees in the execution of standardized business processes by implementing IT systems that support these processes. They will become better aligned taking into account the limitations set by different national and State regulations. In 2001 we already made significant progress in this area in North America, integrating several systems into one.

Superior brands

In connection with the service concepts, the brands were also assessed in most of the countries in which we operate. The basic premise is that we wish to position two strong brands, Randstad and Yacht, outside our home market and determine per market whether there is space for specialized activities (labels) within the brand. Due to the strong position of the Group in the Dutch market, Tempo-Team and Capac Inhouse Services will remain separate brands here.

Future perspective

Based on our service concepts in 2001 we made a careful review of the positions of our activities in the various countries. This review resulted in the formulation of stringent objectives regarding market development, revenue growth and profitability. In addition, we made a thorough inventory of our current and future portfolio. The three service concepts are well defined and in place, ready to be launched in various markets. As a consequence the dependence on the Dutch market will decrease while the importance of specialization for the whole Group will increase.

Revenue 1997-2001


North America
Europe, excl. NL
Netherlands
6%
28%
66%
11%
27%
62%
24%
27%
49%
26%
30%
44%
23%
36%
41%
Total in millions of €
3,209.5
4,223.8
5,565.4
6,168.1
5,818.4
1997
1998
1999
2000
2001

Operating profit and net income from ordinary operations, 1997-2001
in millions of €


operating profit
net income from ordinary operations
117.0
180.5
152.2
232.6
207.0
304.3
151.8
250.6
48.3
103.8
1997
1998
1999
2000
2001

Gross profit margin, operating profit and net profit margin 1997-2001
in % of revenue


gross profit margin
operating profit on revenue
net profit margin from ordinary operations
22.0%
22.5%
23.5%
24.0%
23.0%
5.6%
3.6%
5.5%
3.6%
5.5%
3.7%
4.1%
2.5%
1.8%
0.8%
1997
1998
1999
2000
2001

general developments

Market developments, Europe and North America, 2001
in billions of €

Market volume[1]	2001	Δ %[2]	2000
Netherlands	**6.7**	(1)	6.8
Germany	**7.3**	3	7.1
Belgium/Luxembourg	**2.4**	(4)	2.5
France	**17.9**	2	17.5
Spain	**1.9**	0	1.9
United Kingdom	**30.8**	5	29.5
Switzerland	**1.4**	(19)	1.7
Italy	**2.4**	40	1.7
Denmark	**0.1**	1	0.1
Portugal	**0.5**	3	0.5
North America	**67.4**	(13)	75.8

1 Randstad estimates. 2 change in local currency.

Development Randstad Group in Europe and North America, 2001
in millions of €, continuing operations

	Revenue	Δ %[1]	Market share in %	Market position
Netherlands	2,341.8	(5)	35[3]	1
Germany	617.7	3	9	1
Belgium/Luxembourg	559.0	(3)	23	1
France	349.0	4	2	6
Spain	298.8	51	16	2
United Kingdom[2]	181.0	8	1	10-15
Switzerland	39.4	(14)	3	5
Italy	53.1	144	2	8
Denmark	17.3	2	13	4
Portugal	3.6	1,365	1	10-15
North America	1,357.6	(18)	2	7

1 change in local currency. 2 pro forma, including annualized total revenue SRS.
3 Randstad estimate of the Dutch market size is revised consequently affecting the Dutch market share. Restated 2000 figure: 36%.

2001 was characterized by an economic slowdown in Europe and North America. After years of high growth figures, the US economy moved towards recession and economic growth came to a virtual standstill in Europe. Randstad was clearly affected by these poor economic conditions, however the effects varied considerably from market to market. While this variety is partly due to the differences between local economies and employment market legislation, it is above all attributable to the different market segments and each market's current stage of development.

Europe
Randstad's operations in most European countries achieved growth in revenue and market share. The mass-customized segment of the more mature markets such as the Netherlands and Belgium showed a slight decrease. In the fourth quarter all markets were down. Tempo-Team, the specialized Randstad labels and the in-house services companies in the Netherlands, Belgium, France, Spain and the United Kingdom clearly outperformed the market.

The German market was characterized by ups and downs in 2001. While the market grew by 9% in the first half-year, in the fourth quarter the market decreased by 10%. The problems in Germany are well known: diminishing economic growth, 10% unemployment, which is high by European standards, and one of the least liberalized staffing markets in Europe.

Randstad has achieved healthy growth figures in the countries where we have only recently launched operations such as Italy and Portugal and where there is not a long history of staffing. The in-house service concept is being successfully introduced and implemented in a number of countries. This has encouraged market development and increased the penetration of flex work in these countries. While it started from a loss situation, in 2001 Yacht succeeded in achieving a modest profit and started to expand in Belgium, France and more recently Germany.

North America
The economic downturn dominated the situation in North America in 2001. The market decreased further each quarter, while Randstad lost ground at an even faster pace. The competitive pressure increased substantially. We did, however, succeed in slowing down the decline in the course of the year and in the fourth quarter Randstad was on par with the market. In 2001 the total market shrank by 13%, while Randstad's volume dropped by 17%. The situation in North America led to the implementation of a number of stringent cost-cutting measures. These measures included reducing overhead and merging smaller branches. It was decided to maintain a presence in all markets, to enable Randstad to

Restrictions on staffing agencies in more regulated European countries


Maximum length of assignment in months
0 - 3
3 - 6
6 - 9
9 - 12
12 - 18
18 - 24
Sectors where use is prohibited
Construction
Removal
Public admin.
Agriculture
Dangerous professions
Portugal
Belgium
Spain
Germany
Luxembourg
France
Italy

Source: CIETT

immediately tap into the benefits of a market recovery when it arrives.

Social and political issues

A number of important social and political issues relating to temporary and contract staffing were addressed in 2001. These dialogues helped to further define the role of staffing organizations for promoting employment and the rights and benefits of flex workers.

The European organization of staffing employers (EUROCIETT) and the trade union organization (Uni Europa) reached agreement in October 2001 regarding a joint declaration. The declaration recognizes the special role of staffing organizations for the development of European employment and the economy, particularly in relation to the integration of specific target groups in the employment market (allocation role). It also states that the unions and staffing organizations will work together, within the national legislation, to remove obstacles inasmuch as they obstruct the positive role of staffing organizations for employment. On the crucial issue of seeking to define a comparable worker when applying the principle of non-discrimination for agency workers, the declaration makes clear that comparability must be applied at the level of the agency and at the level of the client company.

In the summer of 2001 it was this issue which led to a stalemate at the European negotiations between the employers' and employees' organizations UNICE and ETUC, the so-called Social Dialogue. ETUC believes that, for all basic employment conditions including salary, comparability should be with workers at the same client company. Randstad does not agree. We believe that as the employer of flex workers, staffing

Degree of employment market regulation in countries where Randstad is active

range from 0 (non-existent or weak) to 2 (strict)

	Working time regulation	Regulation temporary work	Job protection legislation	Minimum wage regulation	Aggregate index
Netherlands	1	0	1	1	3
Germany	2	2	2	1	7
Belgium	0	1	1	1	3
France	1	1	1	2	5
Spain	2	1	2	2	7
Switzerland	1	1	1	0	3
United Kingdom	0	0	0	0	0
Italy	1	2	2	2	7
Denmark	0	0	0	0	0
Portugal	1	1	1	1	4
United States	0	0	0	0	0

Source: OECD, Randstad, 2000

Number of branches, 1997-2001, year-end


North America
Europe, excl. NL
Netherlands
7%
31%
62%
28%
25%
47%
26%
31%
43%
25%
35%
40%
23%
44%
33%
Total
1,108
1,616
1,755
2,042
1,769
1997
1998
1999
2000
2001

In-house branches

Netherlands	268
Europe, excl. Netherlands	112
North America	109
Total	**489**



companies, like all other employers, should be able to agree the employment conditions of their employees. Only for health, safety and working time issues, the comparable worker has to be the worker in the client company. As a consequence of ETUC's view, the allocation role of staffing organizations will be hampered and therefore reduce possibilities of participation for specific target groups in the employment market.

Since the social partners UNICE and ETUC were unable to reach an agreement, the issue will now be handled by the European Commission. The European Commission is expected to send a proposal to the European Parliament and Member State Governments in early 2002. Many countries consequently have a wait-and-see attitude.

The liberalization of the European market made steady progress in the reporting year 2001. A step forward was that the sector ban for the construction industry in Belgium was lifted. Legislation has been adopted in Germany to extend the current maximum staffing duration from one year to two years, providing that the staffing employee's basic employment conditions in the second year are linked to the terms of employment for the client's own employees. While this extension is a positive development, Randstad, as stated above, is not in favor of client company comparability for the second year, particularly for those staffing companies, such as Randstad, which have negotiated collective agreements with German Trade Unions on the terms of employment of their flex workers.

France also took another step forward. Severance pay is now the same for both staffing labor and fixed term contracts, while the amount was previously always higher for staffing organizations. In December the parliament voted in favor of this change.

The International Labor Organization (ILO) postponed the discussion on the protection of workers to the annual conference in 2003. The discussion will primarily entail a general discussion on worker protection and is unlikely to result in a new international standard as was previously indicated.

The situation has remained virtually unchanged in the US, despite increased efforts to introduce legislation at federal and state levels designed to inhibit the growth of the US staffing business. Randstad regrets this development. It denies the economic and social benefits of a flexible employment market and the important role the US staffing industry plays in the smooth allocation and mobility on the employment market.

In the Netherlands it has been agreed to review the Flexibility and Security Act and the ensuing collective labor agreement. The phase system is complicated and can have a negative effect for target groups such as those at a distance from the employment market. The question also arises whether certain groups such as students and seniors want and/or need all the agreed rights. In association with the social partners, we will examine how we can make the phase system optional and simpler. The system is also administratively complex and the implementation costs are therefore unnecessarily high. This system must consequently be simplified. Randstad also wants greater freedom to negotiate the terms of employment with the trade unions, without comparability to the client company's arrangements.

Another key issue in the Netherlands is the debate on the amendment of the Occupational Disability Insurance Act. In its recommendations, the Donner committee points out that the staffing organization as employer is in an inadequate position to sufficiently bring down absenteeism considering that the work is carried out at the client. The special position of the flex worker therefore demands a specific approach that does not undermine the allocating role of staffing organizations.

In 2000 McKinsey and Deloitte & Touche calculated that the number of flex workers in Europe could grow from the current number of more than 2 million a day, to 6.5 million in 2010. In the United States the number could rise from 3.2 million to 4.6 million by 2008. A key condition for attaining this goal, however, is that further deregulation takes place and no new restrictions are introduced, particularly in Europe. This is why it is vital to track the development of the legislation and regulations in Europe and to influence these developments wherever possible. Randstad continues to play an active role in this process.

Corporate social responsibility

Randstad is clearly positioned at the heart of society. This intrinsically entails a responsibility and commitment to the community and we have always recognized our specific social role. We already stated our interpretation of corporate social responsibility in our 1979 annual report. "The organization is part of society, is influenced by society while the organization in its turn influences society again. The views of those working together in the organization should find expression in the organization itself as well as in the organization's social functioning. In addition, it is the task of the organization to select and subsequently integrate the views of society.
The interpretation of the concept of 'socially responsible acting' changes over time. This is due in part to our society's dynamics. In our opinion, certain other concepts are not particularly time-defined, in that they are by definition conditional on the economic 'license-to-operate' that the organization must earn. But there are other requirements as well. One of these is that we must contribute materially or otherwise to the international, national or local groups that make up our direct or indirect environment". It has become a way of life for Randstad and is reflected in all our activities. It is expressed in the importance we attach to taking the interests of all the involved parties into account. In weighing these different interests, we aim to achieve an optimum balance among the interests of a client, a flex worker, an employee or any shareholder. Our allocating function is also part of our social commitment: we bring people and work together. And this commitment extends to groups who have less access to the employment market. Putting them on temporary assignments provides them with the opportunity to re-enter the workforce and to gain experience.

On an international level, Randstad is active as a member of the European Business Network for Social Cohesion, recently renamed Corporate Social Responsibility (CSR). In Belgium Randstad was one of the first companies to sign the European manifesto of companies against social exclusion and is co-founder of the Belgian Business Network for Social Cohesion. Seventeen new projects have been developed within this context, including one for the visually impaired. These projects have resulted in work for people who have a disadvantaged position in the employment market.

In the Netherlands Tempo-Team Accent, for example, focuses on refugees with a residence permit and asylum-seekers who are allowed to work for a limited period. Randstad MKB Immigrants is committed to promoting the participation of immigrants in small- and medium-sized businesses. And through its operating company Rentree, Randstad focuses on the reintegration of target groups that have been on the sidelines of the employment market. There are also a number of initiatives at the local level. For example, Randstad has joined forces with other parties to open branches in problem districts as an integral part of regeneration programs.

In the United States the emphasis is on young people. Our US organization has set up the 'Youth Mentoring Program'. Via this program our own employees devote one to two hours a week to projects that inform youths on work and the business community. We conduct 'career options' summer projects for young people to give them insight into their opportunities in the employment market, but we also participate in a public awareness program relating to current and future frictions in the American employment market.

In the reporting year we once again confirmed our role in society and strengthened the foundation for our social commitment. Corporate social responsibility comes natural to us.

Sponsoring

Our sponsor objects should always be in some way connected to employment market issues. Developing talent or enhancing the possibilities of individuals on the employment market are important aspects of our sponsor policy.

Since 1999 Randstad has sponsored the chair of Temporary Staffing Labor and Flextime at the University of Amsterdam in the Faculty of Economic Sciences and Econometrics. This sponsorship emphasizes our commitment to be a knowledgeable and responsible partner in employment market affairs. The impact of flex work on the employment market and on economic issues in various countries is an important part of international research.

The Clipper *Stad Amsterdam* is a joint initiative of Randstad and the City of Amsterdam. The Clipper provides job experience and training opportunities, during the construction phase, and now also during the operation phase. The trainee posts include both nautical and hospitality positions. Randstad utilizes the ship for various purposes. For example different groups of clients and of Randstad flex workers sailed with the crew. Also corporate employees sailed on the vessel as part of an incentive program. In future some of our management training programs will be held on the Clipper. Team spirit and internationalization are paramount. 2001 was a victorious year for the Clipper. It came in second place in its class in the famous Cutty Sark Tall Ships Race.On its journey from Aberdeen to IJmuiden the Clipper reached a speed of 14.5 knots (for more information, visit www.stadamsterdam.nl).

income and financial position analysis

Revenue
Revenue decreased organically by 4.8%, while acquisitions and divestments had a negative effect of 1.5% on revenue. As a result the group revenue decreased by a total of 5.7% to € 5,818.4 million, compared to € 6,168.1 million in 2000. Exchange rate effects, especially the increase in the US dollar, influenced revenue positively by 0.6%.
The decrease in revenue was primarily due to less favorable market developments in virtually all of Randstad's key markets. Revenue particularly suffered in the United States and to a lesser degree in France and the Netherlands. The general market developments were clearly a reflection of a rapidly deteriorating economic climate through the course of the year. Nonetheless, revenue growth was achieved in Italy, the United Kingdom, Germany and Spain. The Capac Inhouse Services activities also exhibited strong growth.

Gross margin and gross profits
The gross margin decreased by 1% point to 23.0%. The reduced gross margin in the United States (20.9% compared to 24.1% in 2000) forms the main negative component in the margin development. This is partly attributable to considerably decreased revenue gained through direct hire activities.
In addition, on group level the share of the large-scale segment in the revenue increased and the gross margin was lower in Germany due to increased idle time. On the other hand, the gross margin was positively affected by improved staffing levels at Yacht, the sale of services with a higher added value and effects in the tax and social insurance area. The share of contract staffing in the revenue mix remained virtually the same. On balance the gross margin decreased by 9.7% to € 1,339.4 million, compared to € 1,482.8 million in 2000.

Operating expenses
Operating expenses for the entire year remained virtually the same as in 2000 at € 1,235.6 million (€ 1,232.2 in 2000). Personnel costs decreased by 1.8%, while the other operating expenses (including depreciation) increased by 4.1%.

The development of the operating expenses for each quarter shows a downward trend. While the expenses for the first quarter were € 330.5 million, in the third and fourth quarters these expenses amounted on average to € 299.5 million. This decrease is due to a major cost-savings program that we announced after the third quarter of 2000. The objective of the program was to realize a € 65 million decrease in the operating expenses in 2001 in order to reverse the upward trend. The amount of the operating expenses is partly determined by the fact that we are maintaining surplus capacity in our branch network to manage future growth. At the end of 2001 we can conclude that our approach has succeeded and that the main objectives have been realized, also when taking into account the influence of acquisitions and divestments and exchange rate fluctuations.

Consolidated income statement, 2001
in millions of €

		2001		2000
Revenue		**5,818.4**		6,168.1
Cost of services		**4,479.0**		4,685.3
Gross profit		**1,339.4**		1,482.8
Personnel expenses	**784.7**		799.0	
Depreciation	**62.8**		53.9	
Other operating expenses	**388.1**		379.3	
Total operating expenses		**1,235.6**		1,232.2
Operating profit		**103.8**		250.6
Financial income and expenses		**(25.9)**		(20.5)
Income from operations before taxes		**77.9**		230.1
Taxes on income from operations		**(23.9)**		(67.2)
Income from operations after taxes		**54.0**		162,9
Income non-consolidated participation		**(5.7)**		(11.1)
Net income from ordinary operations		**48.3**		151.8
Amortization of goodwill		**(1.2)**		–
Extraordinary result after taxes		**13.0**		55.4
Net income		**60.1**		207.2
EBITDA		**175.7**		304.5
Earnings per ordinary share from ordinary operations (€)		**0.34**		1.24
Earnings per ordinary share (€)		**0.45**		1.72

Structure of change in revenue, gross profit and operating profit, 2000-2001
in %, continuing operations

	Revenue	Gross profit	Operating profit
Organic	(5.5)	(9.8)	(58.4)
Acquisition	3.2	2.5	2.1
Currency	0.6	0.6	(0.7)
Total change	(1.7)	(6.7)	(57.0)

Composition revenue growth Randstad Group in Europe and North America, 2001
in %, continuing operations

	Organic	Acquisition	Currency	Δ
Netherlands	(4.6)	–	–	(4.6)
Germany	3.1	–	–	3.1
Belgium/Luxembourg	(3.4)	–	–	(3.4)
France	3.9	–	–	3.9
Spain	7.7	43.7	–	51.4
United Kingdom	42.3	185.0	(2.8)	224.5
Other European countries	32.3	–	1.4	33.7
North America	(18.0)	0.9	2.5	(14.6)
Total continuing operations	(5.5)	3.2	0.6	(1.7)

Geographic composition gross profit
in millions of €, continuing operations

	2001	Δ %	2000
Netherlands	**649.0**	(5.2)	684.5
Germany	**137.2**	(9.3)	151.3
Belgium/Luxembourg	**97.0**	(0.7)	97.7
France	**53.3**	11.7	47.7
Spain	**52.3**	54.7	33.8
United Kingdom	**32.8**	252.7	9.3
Other European countries	**27.2**	32.7	20.5
North America	**283.9**	(25.9)	383.1
Total	**1,332.7**	(6.7)	1,427.9

The decrease in personnel expenses was primarily achieved by reducing the number of employees in the United States, the Netherlands and Germany. We furthermore integrated a number of smaller satellite branches with larger branches, without losing a local presence in any ZIP code area. We attempted to maintain as much as possible positions with direct commercial contacts in the market. The number of corporate employees decreased by 1,730 in comparison to year-end 2000.

Accommodation and IT expenses rose slightly on an annual basis, due in part to the expansion of the number of branches in 2000. The number of branches at the end of 2001 (2,258 including in-house locations) was lower than the number of branches at the end of 2000 (2,458), showing a reduction in North America, Germany and the Netherlands, and an increase in Italy, Spain, France and the United Kingdom.

Depreciation of tangible fixed assets was € 62.8 million, compared to € 53.9 million in 2000. This increase was caused among other things by the growth in depreciation of software.

Operating profit and operating margin
The operating profit was € 103.8 million or 58.6% below the 2000 level (€ 250.6 million). Organically, at constant exchange rates, the operating profit decreased by € 145.3 million or 5.8%. The operating margin decreased to 1.8% (2000: 4.1%). This decrease reflects the surplus capacity within our branch network, which although reduced, remains significant.

Financial income and expenses
Net financial income and expenses, primarily comprising received and paid interest, was € 25.9 million negative in 2001 (2000: € 20.5 million negative). The rise in interest expenses was caused almost entirely by the rise in the average net debt position.

Taxes on income from operations
The effective tax burden on income from operations came to 30.7% in 2001, which is 1.5% point higher than in 2000 (29.2%). The relatively low tax burden is due to exemptions on profit components and to the efficient financing structure of group companies.

Income non-consolidated participation
The operations of the joint venture with VNU, newmonday.com, which were discontinued in October 2001, led to a negative result of € 5.7 million and is recognized as income non-consolidated participation. This amount combines a negative result of € 6.1 million from operation and a book profit of € 0.4 million relating to the termination of the initiative.

Net income from ordinary operations after taxes
The income from operations before taxes comes to € 77.9 million (2000: € 230.1 million). After the deduction of the results relating to newmonday.com and taxes, net income from ordinary operations comes to € 48.3 million, compared to € 151.8 million in 2000, a decrease of 68.2%. After taking a preferred dividend into account, net income from ordinary operations is € 0.34 per ordinary share (2000: € 1.24).

Extraordinary income after taxes and amortization of goodwill
Extraordinary income and expenses involves profit from the agreed sale in April 2001 of the security company Randon for € 32.9 million. This book profit is exempt from taxation. The transfer and payment took place in April 2001.
The extraordinary expenses that amount to € 19.9 million after deduction of taxes, involve almost entirely the expenses of the discontinuation of the Hedson business model and provisions connected with the restructuring/streamlining of operations in the United States and Germany announced in the fourth quarter. After deduction of taxes on the extraordinary expenses, the positive balance of extraordinary income and expenses amounts to € 13.0 million.

Net income
For the year 2001, the Randstad Group generated net income of € 60.1 million (2000: € 207.2 million). After deduction of the preferred dividend of € 8.6 million, net income per ordinary share is € 0.45 (2000: € 1.72).

Intangible fixed assets
The balance sheet includes an amount of € 7 million of purchased goodwill. This amount ensues from the purchase of Securicor Recruitment Services in the second quarter of the financial year. As from the financial year 2001 and in accordance with the Guidelines for Annual Reporting, Randstad capitalizes paid goodwill from acquisitions and charges the amortization of goodwill to the income statement. For this acquisition the amortization period is five years.

Tangible fixed assets
The tangible fixed assets increased by € 10.7 million in 2001 to € 264.1 million at year-end (increase in 2000: € 55.6 million). Total buildings and land grew by € 3.2 million. This amount comprises investments of € 26.3 million and the divestment of several buildings with a total value of € 11.8 million in line with the implemented policy. Investments in software primarily involve expenses relating to a new combined front and back office system in the United States that is now operational.

Financial fixed assets
Financial fixed assets rose by € 76.9 million to € 420.6 million 2001 (2000: € 343.7 million). The increase is primarily due to deferred tax assets, which rose with € 96.8 million, mainly caused by losses in the United States and Germany.

Geographic structure revenue
as % of revenue, continuing operations

	2001	Δ %	2000
Netherlands	**40.4**	(3,1)	41.7
Germany	**10.7**	4,9	10.2
Belgium/Luxembourg	**9.7**	(1,0)	9.8
France	**6.0**	5,3	5.7
Spain	**5.2**	52,9	3.4
United Kingdom	**2.6**	225,0	0.8
Other European countries	**2.0**	42,9	1.4
North America	**23.4**	(13,3)	27.0
Total in millions of €	**5,788.5**	(1,6)	5,887.4

Geographic structure revenue 2001 and 2000
in millions of €, continuing operations


2001
2000
Netherlands
2,341.8
2,455.4
Germany
617.7
599.0
Belgium
559.0
578.4
France
349.0
335.9
Spain
298.8
197.3
United Kingdom
151.2
46.6
Other European countries
113.4
84.8
North America
1,357.6
1,590.0

Consolidated balance sheet at December 31, 2001
after profit appropriation, in millions of €

		2001		2000
Intangible fixed assets	**7.0**		–	
Tangible fixed assets	**264.1**		253.4	
Financial fixed assets	**420.6**		343.7	
Fixed assets		**691.7**		597.1
Receivables	**1,077.3**		1,309.1	
Cash and cash equivalents	**206.2**		53.6	
Current assets	**1,283.5**		1,362.7	
Current liabilities	**902.9**		977.9	
Working capital		**380.6**		384.8
Capital employed		**1,072.3**		981.9
Long-term debt		**415.0**		415.6
Provisions		**323.5**		264.9
Shareholders' equity		**333.8**		301.4
		1,072.3		981.9
Balance sheet total		**1,975.2**		1,959.8

Working capital
Working capital decreased by € 4.2 million to € 380.6 million (2000: € 384.8 million). However, developments in operating working capital (working capital excluding liquidity, current interest-bearing debt, dividend and claims on the sale of participations) offer better insight into capital usage by current balance sheet items. Operating working capital decreased considerably (from € 489.1 million to € 395.7 million).
This decrease is almost entirely attributable to a decrease in receivables of € 108 million to € 924 million. At the end of 2001 the average term of payment was 57 days, two days more than at the end of 2000. The main reasons for this increase were the implementation of new systems, the negative economic climate and the introduction of the euro, which led to an estimated temporary delay in payments of one to two days.

Capital employed and ROACE
Capital employed amounted to € 1,072.3 million, which was € 90.4 million higher than at the end of 2000 (€ 981.9 million). Operating capital employed (tangible fixed assets plus operating working capital), which provides better insight into the development of capital usage by the Group, decreased by € 82.7 million to € 659.8 million (2000: € 742.5 million).
Net returns on average working capital (ROACE) fell from 17.4% in 2000 to 4.7% in 2001. This decrease was caused entirely by the decline in the operating profit. Operational returns (operating results on average operating working capital) decreased relatively less as a result of favorable development of the operating capital employed (from 42.9% in 2000 to 14.8% in 2001).

Shareholders' equity
In the reporting year, shareholders' equity rose by € 32.4 million to € 333.8 million (2000: € 301.4 million).
Changes in shareholders' equity were generated as follows (in millions of €):

Shareholders' equity at January 1, 2001	301.4
Net income, not distributed	35.3
Repurchase of ordinary shares	(2.3)
Others	(0.6)
Shareholders' equity at December 31, 2001	333.8

The repurchase of ordinary shares represents the value of ordinary shares repurchased within the framework of the stock option program for the Executive Board realized in 2001. Others represent adjustments to goodwill of acquisitions before the year 2001 and exchange rate differences.

Provisions
At year-end 2001, provisions totaled € 323.5 million (2000: € 264.9 million). The increase of € 58.6 million is almost completely due to the increase in provisions for deferred tax liabilities. Growth in these liabilities results primarily from

obligations relating to the consideration in the Netherlands of fiscal losses in North America and Germany, through which a 'catch-up obligation' was created in the Netherlands.

The provision for reorganization costs at December 31, 2001 primarily includes the costs for the measures announced at the end of 2001 with regard to Randstad companies in the United States and Germany.

Net debt and funding policy

Net debt (the balance of interest-bearing debt and liquidity) decreased by € 132.9 million to € 405.3 million (2000: € 538.2 million). This decrease is directly related to the development of the free cash flow and primarily the result of a reduction in working capital, a very low level of actually paid tax, fewer investments following years of significant investments as well as the proceeds received from the sale of the cleaning and security activities. Randstad bases the extent to which debt can be used primarily on cash flow capacity. Guiding ratios for funding policy are consequently interest cover (EBITDA on net financial income and expenses) and the debt cover (net debt/EBITDA).

Short-term interest-bearing debt increased by € 20.3 million to € 196.5 million (2000: € 176.2 million). At the end of 2001, cash amounted to € 206.2 million (2000: € 53.6 million).
At the end of 2001, long-term interest-bearing debt totaled € 415.0 million, of which € 400 million was taken up from the Multi-currency Syndicated Credit Facility. This facility has a term to March 2004. The availability of liquid assets and the stipulations of the Syndicated Credit Facility are such that in principle the cash can be utilized to reduce the long-term interest-bearing debt.

Interest on almost all interest-bearing debt is variable. Where necessary for risk management, the Group will consider fixed interest over longer periods or an interest ceiling. Interest coverage is the leading parameter in managing interest exposure. At year-end, no derivative instruments were in use.

Cash flow

In 2001 Randstad generated free cash flow of € 218.5 million. The cash flow from operations was € 197.5 million, which was € 81.5 million above the preceding year (2000: € 116.0 million positive). The major difference vis-à-vis 2000 was the positive contribution of the change in operating working capital (plus € 186.9 million), which is primarily related to the lower revenue level. While the average term of payment rose considerably in 2000 (plus five days), in 2001 there was a limited increase (plus two days). The balance of investments and divestments was lower than in 2000. This amount was particularly affected by changes in the amount of real estate, investment in a head office and investments in a new combined front and back office in the United States.
In addition, the payments received in 2001 for the divestment

Operating capital employed	2001	2000
Working capital	380.6	384.8
Receivables from divestments	–	(84.7)
Cash	(206.2)	(53.6)
Dividend	24.8	66.4
Short-term interest-bearing debt	196.5	176.2
Operating working capital	395.7	489.1
Tangible fixed assets	264.1	253.4
Operating capital employed	659.8	742.5

Balance-sheet and cash indicators	2001	2000
Balance sheet		
Operating working capital as % of revenue	6.8	7.9
Payment term (DSO)	57	55
Operating capital employed in millions of €	659.8	742.5
Capital employed in millions of €	1,072.3	981.9
Operating return in %	14.8	42.9
ROACE in %[1]	4.7	17.4
Net debt in millions of €	405.3	538.2
Interest cover (EBITDA on financial income and expenses)	6.8	14.9
Net debt on EBITDA	2.3	1.8
Cash flow in % of revenue		
Cash flow from operations	3.4	1.9
Free cash flow	1.8	0.1

1 Return on average capital employed (operating profit/average capital employed).

Cash flow statement 2001
in millions of €

	2001		2000	
Operating profit	103.8		250.6	
Depreciation	62.8		53.9	
Asset impairment	9.1		–	
Provisions	(20.3)		(39.9)	
Income taxes paid	(2.7)		(6.5)	
Cash flow from operations before operating working capital		152.7		258.1
Current assets	94.9		(110.7)	
Current non-interest bearing liabilities	(50.1)		(31.4)	
Operating working capital		44.8		(142.1)
Cash flow from operations		197.5		116.0
Investments in tangible fixed assets	(113.4)		(113.3)	
Disposal of tangible fixed assets	22.9		4.9	
Acquisition of group companies	(11.5)		(236.5)	
Disposal of group companies	123.0		–	
Cash flow from investments		21.0		(344.9)
Free cash flow		218.5		(228.9)
Long-term debt	(0.6)		90.3	
Financial fixed assets	16.1		(41.7)	
Short-term interest-bearing debt	16.7		139.4	
Financing		32.2		188.0
Financial income and expenses	(25.9)		(20.5)	
Repurchase of ordinary shares	(2.3)		–	
Dividends paid on ordinary shares	(57.8)		(79.8)	
Dividends paid on type-B preferred shares	(8.6)		(8.6)	
Reimbursement to financiers		(94.6)		(108.9)
Cash flow from financing		(62.4)		79.1
Currency differences		(3.1)		27.4
Net cash flow		153.0		(122.4)
Changes in cash through acquisitions and disposals		(0.4)		(5.9)
Changes in cash		152.6		(128.3)

of the cleaning and security activities had a strong positive effect.

From the free cash flow a total of € 94.6 million was repaid to providers of shareholders' equity, preferred stock and debt.

Foreign exchange policy

Randstad's currency risks are limited. Because both income and expenses are generated locally, Randstad has no currency risks on transactions. Any translation effects are so small compared to shareholders' equity that they are not perceived as risks. Currency effects do not influence competitive positions in the staffing sector. Although there are no significant risks, currency fluctuations can affect results because part of the cash flow is generated in US dollars. Undesirable currency effects are neutralized through the funding mix. The debt mix is based on redemption capacity in the various currencies of Randstad's markets. At year-end, interest-bearing debt consisted largely of debt in euros and for approximately 12% in debt in US dollars.

In 2001 a 1% change in the exchange rate of the US dollar compared to the euro led to an effect of € 0.7 million on operating profit and € 0.5 million on the Group's net income. Changes in other non-euro currencies did not have any material impact on operating profit and net income.

Investment and acquisition policy

The Group's core activities are not highly capital intensive. As a result, investments are not always expressed in tangible fixed assets. The cost of developing employees, branches, new service concepts and the entry and expansion of new markets are charged primarily to operating result. Investment proposals are, therefore, assessed on their ability to increase future cash-flow generating capacity, and on their contribution to Randstad's ability to create added value.

The Group's strategy is based primarily on organic growth. In addition, selective use of acquisition is made to accelerate growth and strengthen market positions. Proposed acquisitions are evaluated on the estimated value of discounted free cash flows, whereby the discount rate is based on the company's capital costs. Investments to support organic growth have an immediate impact on operating profit. This is contrary to acquisitions, which in terms of paid goodwill, do not have such an impact.

Overview of risks

The operational and financial performance of the Group as well as future development of Group profitability is influenced by many factors. The most important factors are:

Economic climate

The activities of the Group are sensitive to the general economic climate due to the fact that, among other things, the demand for services offered by Randstad as well as payment behavior and payment capacity of clients depend somehow on the economic cycle. However, in certain more mature markets such as the Netherlands we see a structural use of flex workers by companies, which makes these markets less cyclical than other markets such as Germany and France. The revenue stream in the professionals segment as well as other more specialist services could also be considered as less cyclical. Scarcity on the employment market is closely related to this factor.

Labor legislation and the system of subsidies, social insurance premiums and taxes
The regulatory framework is a very dominant factor with respect to the possibilities for providing staffing services in each country. Changes in labor legislation often have a direct impact on our business. The system of (wage) subsidies, social insurance premiums and taxes influences demand and supply of employment as well as the market prices and cost of services.

Critical mass, spread of revenue and technological innovation
A third area of importance is critical mass and the spread of revenues and profits over industries and geographical areas. Especially the extent to which income is generated in the Netherlands is an area of management attention. A related issue with an impact on short and medium term profitability is technological innovation. This includes the availability of up-to-standard transaction and information systems as well as being able to operate in employment markets which are becoming more transparent.

Other factors that influence Group profitability in the short and the long term are:
- consolidation in the sector and its impact on market positions;
- local values on payment behavior;
- the level of social acceptance of working for temporary and contract staffing organizations;
- developments in outsourcing of non-core activities;
- the global trend towards more centralized procurement in large organizations;
- debt servicing obligations;
- processes with respect to integration of acquired companies.

human resources

Average staffing employees per day, 1997-2001
based on continuing activities, in 1,000s


North America
Europe, excl. NL
Netherlands
12
36
117
26
46
132
60
55
126
57
68
106
47
76
94
Total
165
204
241
231
217
1997
1998
1999
2000
2001

Number of corporate employees, year-end 2001
based on continuing activities


2001
2000
Netherlands
6,450
6,850
Germany
1,580
1,770
Belgium
1,030
1,090
France
680
570
Spain
840
960
United Kingdom
490
160
Other European countries
410
270
North America
2,360
3,370

Randstad's success is directly linked to our ability to enable our employees to succeed and to contribute to realizing our shared objectives. In 2001 top priority was once again given to strengthening management, to reinforcing the relationship with flex workers and to further defining the market focus so that corporate employees have a clear understanding of objectives.

Staffing and contract employees: our flex workers.
2001 was characterized by continuing shortages on the employment market, especially in North American, Dutch and Belgium markets. This placed greater demands on organizations to find and retain suitable flex workers.

Recruiting and retaining flex workers was consequently once again a key issue during the year under review. Good employership is achieved by offering the flex worker the right work, sincere attention, fair and sufficient income and a career perspective. Retention programs such as Randstad's Job*Life* in the Netherlands and True Blue in the US and Tempo-Team's All Stars are examples of how the group companies innovatively define their role as employer for specific groups. These programs give new impetus to the relationship between the employer and flex worker by means of good primary and secondary terms of employment combined with career guidance. The objective is to extend the average length of the staffing period. This will enable Randstad to make a greater investment in the professionalism of the flex worker, to reduce the costs per flex worker, to contribute to the improvement of productivity for the client and to fill more orders despite the increasing shortages in some employment markets. Retention is not a goal in itself. The basic premise for Randstad group companies is to achieve a healthy balance between security for flex workers and the client's need for flexibility.

Corporate employees
To be successful in the market requires having the right strategic focus, a proposition that matches the market demand, supporting resources, but above all employees who are committed to their clients. The motivation, knowledge and dedication of employees create greater customer satisfaction. And a high level of customer satisfaction generates growth, increasing profitability and consequently ensures the continuity of the organization and shareholder value. Motivation and dedication are the result of a number of factors. They are determined in part by rational considerations such as pay. But emotional aspects play an equally important role, such as the degree of independence and responsibility, growth potential, trust, an open eye for talent and the development of that talent. It is these emotional factors in particular that place great demands on the qualities of management.

Management development

Within the human resources strategy, components such as management development, leadership in line with our culture and reward are necessary for long-term success. This vision has been elaborated in the human resources tools that Randstad has successfully developed and utilized for a considerable length of time. The policy is founded on three cornerstones: internal mobility and promotion, internationalization and developing leadership qualities and professionalism at every level of the management.

Internal mobility and promotion ensures sufficient management capacity and guarantees that knowledge, experience and cultural aspects are passed on. In 2001 there were 155 appointments at management level. 77% of these positions were filled with an internal applicant. Effective mobility needs a clear view on ambitions and possibilities of our corporate employees. Following an inventory in 2000 of the performance and possibilities of the top management of the Group, in 2001 an inventory was also made of the senior management. This program will be continued for management in 2002.

In the field of *internationalization*, the policy was continued of allowing promising corporate employees at all management levels to gain work experience in an international context. This also encourages the development and exchange of knowledge and culture within the Group. As standard practice a number of managers from different countries participate in international working groups. This also leads to greater international experience for the management and strengthens the internal culture.

Raising the level of *leadership and professionalism* takes place primarily in the Randstad Institute of Staffing Management (RISM). The RISM is a forum that enables Randstad managers to exchange their expertise and experiences and to develop and communicate new knowledge. In these programs, members of the Board participate, which gives a direct line between management and the Board. The programs of RISM are developed in part by the TIAS Business School of Tilburg University, the IESE International Graduate School of Management in Barcelona and the Wharton School, University of Pennsylvania.

Key performance indicators

Value Based Performance Management (VBPM) was introduced in various countries in 2001. It is a management tool that should lead to more job satisfaction and improved results. It also creates a more output-oriented approach, clear responsibilities for the results and transparent appraisal. This is supported by the use of key performance indicators. Value Based Performance Management also encourages success and rewards good performance.

Employee participation

Randstad promotes employee participation through a European Platform comprising employees and senior management representatives from all the European countries in which Randstad has operations. The aim is to encourage dialogue at the group level among the group management, operational management and employees. Randstad North America also participates in this dialogue as an observer with a view to ensuring a consistent group policy.

The European Platform met three times to discuss various issues such as the benchmark for secondary terms of employment, IT and the establishment of a shared service center for the back office of the Randstad companies in Europe. In addition, the Randstad Groep Nederland was created in order to provide the coordination of the social policy for all Dutch group companies. This involves issues such as labor relations and conditions, employee participation, etc. That is why a Central Works Council was set up for Randstad Groep Nederland in 2001. Flex workers are also represented on this council. Points for discussion included the merger of the Dutch IT activities and an Internet code of conduct.

Stock option fund

In order to promote the involvement and motivation of all corporate employees, Randstad Holding introduced a stock option program a number of years ago. Every year it is decided whether, and if so how many, stock options will be issued. The number of options to be issued is laid down in a formula whereby the length of service and salary level are the main criteria.

Before the initial public offering in 1990, a large part of the capital was placed in the Stichting Administratiekantoor Randstad Optiefonds (Randstad Option Fund Trust Office). As a result, exercising these options does not affect the number of outstanding shares and there is no dilution.

information technology

Through the years IT has emerged as an indispensable tool for performing our services. We are confident that by supporting our work processes through IT solutions we can achieve lower costs, better service and revenue growth. The standardization of processes, systems and infrastructure was a key element of all the projects carried out in 2001.

A number of activities have been successfully carried out at the group level in order to raise the standard of the IT support and to better utilize the current infrastructure at acceptable costs. In North America, for example, we have successfully started the implementation of a web-enabled fully integrated front and back office system based on People Soft technology. In 2001 the strategic IT plan was updated in order to establish the best way forward. This has led to the formulation of two main starting points: IT-supported multi-channel approach and cost reduction.

Multi-channel and e-procurement

IT has a major impact on our distribution network. In addition to our traditional branches and in-house locations, we increasingly serve our clients via other channels such as our websites, extranet, call centers and e-procurement. The multi-channel approach enables us to provide maximum service by giving direct access to information 24 hours a day, 7 days a week and it also allows us to further reduce costs. The application of e-procurement also allows our clients to save costs, particularly on the purchasing transaction process, and to conduct business with us via the web. We have already taken major strides forward with the application of the technical expertise and functionality developed with Hedson. We reached agreements with various large clients in the United States and Europe to further provide our services in this manner. This means that the entire process of application through payment and invoicing, including the management information, is carried out digitally, with personal service from the local branch when necessary.

An important step forward was also made in 2001 in relation to the communications via the web with our (potential) staffing employees with the introduction of a second generation website for all of Europe featuring the same look & feel and functionality. Centralization and standardization are key. The sites are distinctive due to the attractive design and high degree of interactivity. More and more registrations by flex workers via the web result in successful placement and we believe this trend will continue. The registration function is linked directly to the branch system. In addition, our staffing employees have the possibility to submit their hours via the web.

Cost reduction

A centralized flexible IT infrastructure must be adaptable to the changing needs of the company. This means that the systems must be easily accessible from every workstation via Internet technology. Centralized systems make it possible to quickly open new branches or to merge branches without incurring substantial IT expenses. This also offers the best solution for the fast expanding in-house service concept.

The implementation of a central IT and administrative support organization has started in the United States in 2001. The financial administration, human resources processes and commercial processes will be completely automated and be supported and accessible from one centralized point. Back and front offices applications are integrated, which we consider as an important competitive edge. A similar project is underway in Europe. The process of integrating the administrative and IT activities of the various group companies was started in the Netherlands in 2001. During the course of 2002, the administrative and IT activities will be further harmonized in the various European countries.

In 2001 cost savings were achieved in part through a more stringent purchasing of IT services and in part through reuse of the systems available at the various group companies. In addition, a number of structural changes to the IT infrastructure were implemented and as a result the data communications costs were brought more into line with the desired functionality.

As a result the IT related costs - as a percentage of the revenue - will decrease over the next few years.

performance review Randstad Europe

Overview
In 2001, the revenue of Randstad Europe increased slightly by 0.7% compared to 2000. Operating profit was negatively influenced by the disappointing result in Germany especially in the third and fourth quarter.

Randstad Europe achieved mixed results in the year under review. Revenue decreased, especially in the Netherlands and Belgium, due to the scarcity on the employment market and declining economic growth. However, thanks to the prompt introduction of cost-reduction measures, most countries nonetheless succeeded in raising profitability. Revenue development in Germany was disappointing in the second half of the year. This led to a restructuring of the German organization by integrating unprofitable branches into larger branches and by accelerating the integration of the two head offices in order to reduce overhead. We did not, however, abandon any markets. The markets in the United Kingdom and the emerging markets such as Italy and Spain exhibited healthy growth over the first three quarters of the year, although this growth diminished in the fourth quarter. Despite difficult market conditions, Randstad succeeded in improving its competitive position in Europe.

Profile
Randstad Europe focuses on the mass-customized segment of the European staffing market. We meet the needs of businesses for flexible personnel solutions by finding the right people for these organizations. In addition, Randstad develops concepts for specific sectors in the markets, which are either industry-oriented, such as health care, transport and logistics, or job-oriented such as for secretarial, administrative and call center positions. In 2002, Randstad Europe will also focus on the in-house activities under the label Randstad Inhouse Services in most European countries. In the Netherlands, the Capac brand will remain unchanged.

Developments
Major differences were evident within Europe. Although all markets declined, the reasons varied per country. In the more mature staffing markets the percentage in total revenue of specialized staffing increased. We expect this trend to continue.

Improving the front and back office was another key activity in 2001. These activities must lead to a reduction in overhead costs and faster transaction processing. IT must above all support matching by giving consultants access to all vacancies and applicants. In 2001 major progress was made in forming shared service centers. In the Netherlands a large part of the administrative activities have been concentrated in a shared service center and the process of merging the IT departments was begun. In 2002 the IT and administrative activities will be further harmonized in the various European countries.

Core data Randstad Europe
in millions of €, unless otherwise indicated

	2001	Δ %	2000
Income statement			
Revenue	**3,240.6**	0.7	3,216.7
Cost of services	**2,506.3**	1.8	2,463.1
Gross profit	**734.3**	(2.6)	753.6
Operating expenses	**622.6**	2.8	605.8
Operating profit	**111.7**	(24.4)	147.8
Depreciation tangible fixed assets	**27.7**		24.2
Investments in tangible fixed assets	**34.3**		44.0
Balance sheet			
Tangible fixed assets	**77.6**		74.1
Operating working capital	**30.4**		79.4
Operating capital employed	**108.0**		153.5
Operational ratios in % of revenue			
Gross margin	**22.7**		23.4
EBITDA	**4.3**		5.3
Operating profit	**3.4**		4.6
Number of branches	**1,060**		1,169
Average number of staffing employees	**123,400**		128,700
Number of corporate employees, year-end	**7,840**		8,250

randstad

Geographic spread revenue Randstad Europe
as % of revenue

Netherlands	39.2
Germany	19.1
Belgium/Luxembourg	15.5
France	9.2
Spain/Portugal	9.3
Switzerland	1.2
United Kingdom	4.4
Italy	1.6
Denmark	0.5
Total in millions of €	**3,240.6**



Specialized revenue Randstad Europe (estimate)
(19.5% of total revenue Randstad Europe)

Call center activities	15%
Health care	15%
Engineering	26%
Distribution/logistics	12%
IT/legal/financial services	4%
Other	28%
Total in millions of €	**630.9**



The countries
In the **Netherlands** the scarcity on the employment market was the dominating factor and caused the market to decrease by 1%. The profitability of Randstad Nederland, however, improved. This positive development confirms that the right measures were taken on time. The effects of the reorganization introduced in 2000 became apparent in 2001. The overhead ratios were improved considerably and the organization has been made more transparent and effective. Following the completion of the reorganization, in the course of the year the focus was increasingly placed on the market, which led to improved commercial performance. The IT support has now been optimized so that the main commercial and administrative processes are supported efficiently. We have consequently moved one step closer to the desired multi-channel market approach (clicks and bricks).

2001 was the first full year that Job*Life* was in the market. This retention program is developed by Randstad Nederland to extend the average staffing period by developing a stronger bond with the flex worker. This is brought about by offering more in the field of guidance, training/education and terms of employment such as participation in the pension fund for flex workers after six months

The staffing concepts aimed at specific specialized segments performed well. This includes both the specialized companies such as BouwFlex, Randstad Mobiliteitsdiensten and Randstad Rentree and formulas for secretarial, IT and logistic personnel. Randstad will intensify its focus on these specialized fields. New formulas will be added in 2002 such as direct hire.

By increasing our market share despite tough competition we managed to further strengthen our market leader position in **Belgium and Luxembourg**. Also the Randstad brand recognition increased strongly due to enforced marketing activities. Specialized staffing labels such as medical, logistics, automotive, call centers, hospitality/catering and transport flourished.

Randstad Belgium took a leading role in a project of the minister for social affairs to support people, who have less options to re-enter the employment market. More than fifty people obtained a contract with Randstad and are reintegrated in the regular workforce.
For the automotive sector Randstad Belgium developed a very specific market approach. A special branch opened nearby the manufacturing site of a world leading car manufacturer. From this branch we do not only supply the manufacturer but almost all companies which are part of the supply chain. The branch also started cross border activities with different production sites in Germany and the Netherlands.

While the **German market** grew at the beginning of the year, this growth gradually dropped to zero in the third quarter and decreased by 10% in the last quarter. 2001 was ultimately concluded with a negative result, in part because the rigid German legislation makes it difficult to make cost adjustments quickly. Additional measures have now been taken to further reduce costs. Many smaller branches have been merged. Randstad will not abandon any markets, but will retain a branch network with a balanced geographical spread. We view Germany as a promising growth market in the longer term, particularly if the legislation is changed to allow a staffing system comparable to that of other European countries.

Considerable growth was realized in the **United Kingdom** thanks to strong organic growth and the acquisition of the staffing company of Securicor. This increased the number of branches from 37 to 71 and a growth of 224.5% was realized over 2001. Organic growth amounted to 42.3%, which is far above market growth (5%). The focus was on the rapid integration of the new branches with the emphasis on the commercial operation. This operation has now been almost completed. Integration of businesses is running increasingly smoothly due to the expertise and experience gained with projects such as Umano in Spain and time power in Germany. In the United Kingdom Randstad has now a nation-wide branch network, which is already making us a partner for national clients.

France developed very positively in 2001. Despite a declining market in the second half of the year, Randstad gained market share and improved profitability. In France we focus on the medium and upper segment of the market. Randstad has now joined the ranks of the top-10 staffing organizations in France.

Organic growth of 7.7% was achieved in **Spain** in 2001. There are currently 125 branches operational and Randstad is market leader in Madrid and Catalonia and the number two in Spain. The strategy in this country is to gradually further develop the internal organization and achieve growth organically. Through the acquisition of Umano in 1999, Randstad is also active in specialty markets such as call centers. Meanwhile Umano was successfully integrated and contributed to the results. For 2002 we expect to grow primarily through the existing infrastructure.

Randstad is also rapidly gaining ground in **Portugal**. In 2001, following Lisbon, a second branch was opened in Porto. Controlled organic growth is also the strategy for this market: first gain a strong name and position in a limited number of segments and areas as a foundation for further growth.

Italy is a developing market and is expected to remain so in the years ahead, despite the current decrease in growth. We improved our market position in Italy and realized rapid expansion. The number of branches increased from 44 to 74. We will continue the dynamic market approach in 2002 with the aim of achieving a strong starting position. Growth will primarily be realized via the current branch network.

The staffing market in **Switzerland** once again decreased due to the scarcity on the employment market. Randstad was nonetheless able to gain market share. By promptly adjusting our cost structure, we succeeded in achieving again a positive contribution to the results. Randstad focuses on the mass-customized segment within the Swiss market.

Randstad **Denmark** has a strong focus on health care and this sector had a particularly difficult year in 2001. The revenue was slightly above 2000, but this growth was only achieved in the first half of the year. The economic slowdown negatively affected the staffing market and the expectation for 2002 is only marginally optimistic.

performance review Randstad North America

Core data Randstad North America
in millions of €, unless otherwise indicated

	2001	Δ %	2000
Income statement			
Revenue	**1,357.6**	(14.6)	1,590.0
Cost of services	**1,073.7**	(11.0)	1,206.9
Gross profit	**283.9**	(25.9)	383.1
Operating expenses	**351.7**	5.3	334.1
Operating profit	**(67.8)**	(138.4)	49.0
Depreciation tangible fixed assets	**16.6**		11.1
Investments in tangible fixed assets	**40.2**		22.4
Balance sheet			
Tangible fixed assets	**69.0**		42.4
Operating working capital	**183.7**		248.8
Operating capital employed	**252.7**		291.2
Operational ratios in % of revenue			
Gross margin	**20.9**		24.1
EBITDA	**(3.8)**		3.8
Operating profit	**(5.0)**		3.1
Number of branches	**411**		517
Average number of staffing employees	**47,400**		57,100
Number of corporate employees, year-end	**2,360**		3,370

randstad

Overview
In 2001, the revenue of Randstad North America decreased by 17.1% (in US dollar) compared to 2000. Due to activities relating to the completion of the integration processes, Randstad performed slightly poorer than the average market decline of 13%. However, in the fourth quarter Randstad caught up on market level. The gross margin decreased from 24.1% to 20.9%, which is largely attributable to the elimination of direct hire fees and increased price pressure from the competition.

The situation in North America was characterized by a declining market throughout 2001, culminating in a 22% drop in the last quarter of the financial year. The number of employed people stabilized as the fourth quarter progressed. The cost structure has now been brought into line with the market developments while at the same time sufficient capacity is in place to ensure that Randstad can benefit immediately when the market shows signs of recovery. With a view to cost reductions, smaller branches were integrated into larger branches in the same market area.

Profile
Randstad North America focuses on the mass-customized segment of the North American staffing market. We provide services based on a tailor-made formula to a wide spectrum of companies that require flexible solutions for personnel needs. Randstad North America is servicing five market segments as its primary target groups: office, technical, creative, professional, and safe industrial. In 2002, we will expand our service offerings by the in-house service concept under the label Randstad Inhouse Services.

Developments
Market conditions continued to deteriorate after the second quarter and this decline was further intensified by the events of September 11.

The market for direct hire, which until recently accounted for 2.5% of the revenue, was virtually eliminated as the economy continued to soften. This development is one reason for the decrease in the gross margin throughout the year. However, increasing price competition also contributed to the decreased margin. These factors necessitated taking measures to reduce the cost structure. While the branch network was reduced, it was decided not to abandon any markets. This primarily entailed merging smaller offices, while retaining a regional presence. By preserving substantial over-capacity we will be able to realize rapid growth as soon as market conditions improve.

In addition, major strides forward were made in creating group synergy and integrating processes. A project was launched in 2001 to realize one integrated front and back office system for all branches. This operation will be completed in 2002.

The implemented solutions are completely accessible via the Internet. Client processes, such as filling in and processing worksheets can be done entirely by computer. This not only produces major cost savings, but also considerably enhances customer service. What's more, this IT solution enables us to respond appropriately and flexibly to growth and decline scenarios. It makes it possible to quickly merge branches or to open new branches.

The reorganization was concluded in the year under review. The foundation has now been established and the fact that Randstad North America did not lose further ground in the fourth quarter reveals that the company is once again back on track.

Randstad was deeply affected by the attacks of September 11 in New York. Fortunately no Randstad employees were injured in the disaster. The branch on 5th Avenue in Manhattan was not directly affected by the attack and the Randstad flex workers employed in the Twin Towers were able to leave the buildings unharmed. Our American colleagues did everything possible to trace the related flex workers and to assist them in any way possible. Randstad decided to continue to pay the salaries of the affected flex workers. Unfortunately there were casualties among our colleague companies and their flex workers. We wish to extend our heartfelt sympathies to the victims and their families.

performance review Tempo-Team and other group companies

Core data Tempo-Team and other group companies
in millions of €, unless otherwise indicated

	2001	Δ %	2000
Income statement			
Revenue	**620.2**	(1.2)	627.8
Cost of services	**446.9**	(1.1)	451.8
Gross profit	**173.3**	(1.5)	176.0
Operating expenses	**114.5**	(0.2)	114.7
Operating profit	**58.8**	(4.1)	61.3
Depreciation tangible fixed assets	**4.1**		4.5
Investments in tangible fixed assets	**2.2**		2.5
Balance sheet			
Tangible fixed assets	**6.5**		8.8
Operating working capital	**(5.2)**		(6.5)
Operating capital employed	**1.3**		2.3
Operational ratios in % of revenue			
Gross margin	**27.9**		28.0
EBITDA	**10.1**		10.5
Operating profit	**9.5**		9.8
Number of branches	**247**		257
Average number of staffing employees	**28,900**		31,000
Number of corporate employees, year-end	**1,840**		1,980

tempo-team

uitzendbureau otter-westelaken

PROFCORE
BUSINESS SERVICES

Overview
In terms of the number of hours, the market declined in 2001. Conversely, the companies outperformed the market and achieved revenue of € 620.2 million, only a small decrease of 1.2% compared to € 627.8 million in 2000. Operating profit declined slightly by 4.1% to € 58.8 million. Prompt intervention in the cost structure and a strong market focus on promising and high-return sectors paid off in 2001.

Profile: Tempo-Team
Tempo-Team is among the top-three in the Dutch market. Tempo-Team's product range includes temporary and contract staffing, direct hire, reintegration & re-placement and various forms of subcontracting. The company concentrates on five specialized sectors: hospitality/catering, logistics, financial services, government and health care.

Developments at Tempo-Team
Due to the economic downturn, the number of orders gradually decreased throughout the year. At the same time the fill ratio increased: the gap between supply and demand is growing smaller again. The decrease in direct hire activities was partly compensated for by volume growth in our outplacement activities. Tempo-Team has successfully handled outplacement projects for the supernumerary personnel of various companies. Moreover the company gained experience in the field of subcontracting. In this case clients subcontract a project and can choose from various payment structures (for example unit price, project price, etc.).

The economic boom of recent years and the need to offer clients greater continuity, has led Tempo-Team to make major investments in its flex workers. The All Stars Program for flex workers provides a good balance between training, career planning, education and employee benefits.

Profile: Otter-Westelaken Group
The Otter-Westelaken Group focuses on temporary and contract staffing of technical personnel such as welders, electricians and plumbers. Clients include installation firms and shipyards. Within a market that is declining, the Otter-Westelaken Group increased its revenue slightly in comparison to 2000. This made it possible to gain market share once again. The growth in revenue was also coupled with an increase in the gross margin. This increase in the gross margin is also fully reflected in the operational profit.

Profile: Profcore
Profcore focuses on sub-contracting work in the field of industrial and logistical services. The company's main objective in 2001 was to reinforce its internal organization. As a result Profcore's profitability developed very strongly.

performance review Yacht

Overview
Yacht generated revenue of € 267.9 million with a strongly improved operating result of € 6.1 million compared to a negative result of € 10.7 million last year. This result confirms that Yacht is now moving forward following the loss situation in 2000. However, the IT business line in particular underwent a sharp decline, which led to a restructuring. Yacht Finance & Management on the other hand performed above all expectations. Technology remained more or less stable with revenue of € 122.2 million. This line of business came under pressure after events of September 11.

After a sluggish start, in 2001 Yacht succeeded in creating the conditions for further growth and improved profits. The management focused on four key policy areas: further development of the Yacht concept, strengthening of organizational structure, streamlining of work processes and fine-tuning the existing product/market combinations.

Profile
Yacht is a specialist in the field of project contract staffing, interim management and direct hire in IT, Technology, Finance & Management. Within Management there are special areas of attention such as Legal, Purchasing, Logistics, HRM, Marketing and Communications.

Yacht focuses on the fast-growing European market for professionals: highly-qualified and experienced specialists. The strength of Yacht lies in its people, not in technology. Our professionals fulfill the need for temporary and project-based expertise and knowledge required to realize our clients' business objectives. Yacht is committed to being our clients' natural partner in the field of contract staffing, interim management and direct hire. We offer our professionals a challenging, motivating and facilitating environment for realizing their professional and personal goals. *Challenging* through career opportunities, *motivating* through individual development and exchange of knowledge with colleague professionals and *facilitating* through support, career planning and flexible terms of employment. In other words, Yacht creates the conditions and opportunities for professionals to excel.

Developments
The further development of the Yacht organization was the main theme in 2001. In January 2001 the underutilization of professionals in the IT line of business were addressed in a dynamic manner. The difficult IT market called for swift action. Also a start was made on merging a number of branches. The aim is to establish a regional office network in which each office represents all the lines of business. The product/market combination was defined for each line of business.

Core data Yacht
in millions of €, unless otherwise indicated

	2001	Δ %	2000
Income statement			
Revenue	**267.9**	(5.1)	282.4
Cost of services	**181.8**	(9.0)	199.8
Gross profit	**86.1**	4.2	82.6
Operating expenses	**80.0**	(14.3)	93.3
Operating profit	**6.1**	157.0	(10.7)
Depreciation tangible fixed assets	**3.0**		3.0
Investments in tangible fixed assets	**5.4**		4.4
Balance sheet			
Tangible fixed assets	**4.4**		6.7
Operating working capital	**17.8**		36.7
Operating capital employed	**22.2**		43.4
Operational ratios in % of revenue			
Gross margin	**32.1**		29.2
EBITDA	**3.4**		(2.7)
Operating profit	**2.3**		(3.8)
Number of branches	**44**		41
Average number of staffing employees	**3,700**		4,500
Number of corporate employees, year-end	**690**		730

YACHT

Geographic spread revenue Yacht
as % of revenue

Netherlands	86.0
Belgium	11.7
United Kingdom	2.0
Germany	0.1
France	0.2
Total in millions of €	**267.9**



Spread revenue Yacht by line of business
as % of revenue

Technology	45.6
ICT	32.8
Finance en management	21.6
Total in millions of €	**267.9**



The risk profile was also established for the entire organization and the implementation of the ensuing plans is in full progress.

The support departments of the various lines of business have been centralized, which has significantly raised the level of efficiency. Tasks and responsibilities have been clearly defined. The work processes in resource and account management have been inventoried and streamlined. In 2001 all the processes within the Yacht organization were standardized and Yacht can consequently now fully tap into the benefits of economies of scales. There is better insight into the desired profiles and availability of professionals. The implementation of the related IT support systems is well under way.

Yacht professionals are part of a network of ambitious professionals that they can turn to for support, a network that motivates them to perform better. Actively generating and sharing knowledge is key. In 2001 important initiatives were launched in this area in the form of 'The Engine' knowledge management system developed especially for Yacht, the Yacht Academy and competence meetings (sharing knowledge). The aim of these initiatives is to establish a stronger and longer relationship with Yacht and recognizable added value vis-à-vis our clients.

The countries
Revenue decreased slightly in the **Netherlands** in 2001. Yacht Technology and ICT have strengthened their market leader position. As already stated, the IT sector declined and Technology, which got off to a good start, was unavoidably faced with a decreasing number of orders following the events of September 11. The Finance & Management line of business exhibited strong growth and is now among the top-three in the Netherlands.

Yacht had a successful year in **Belgium**. Revenue increased above the expectation at 7.9%. The name Yacht was introduced in October 2001. Activities were begun in Belgium to also open a branch in Lille in northern France.

In the **United Kingdom** Yacht's activities are now concentrated in Manchester, which will be used as the basis for further expanding the network in the UK.

In the beginning of 2002 Yacht opened three branches in **Germany** in Bremen, Hamburg and Düsseldorf. The activities will initially be restricted to Technology, in order to create a recognizable concept. Only then will the Yacht concept be rolled out across the entire breadth of the market.

performance review in-house services

Overview
In 2001 the in-house activities surpassed expectations and achieved revenue of € 309.5 million, a 60% increase in comparison to 2000. The considerable growth in countries such as France and the United Kingdom, with the related start-up costs, tempered the profitability somewhat.
In the fourth quarter, results were almost break-even.
The activities of Hedson were suspended in 2001. The proceeds remained below the return demands stipulated by Randstad.

In 2001, we were successful in the expansion of the in-house service concept. In all countries, the activities grew despite a stagnating market. The concept introduced at the end of 1996 has now been crystallized and successfully launched in the various European countries. The service concept is now in place at 293 in-house locations, 73 of which were added in 2001. As per 2002 the in-house service concept will be further introduced under the label Randstad Inhouse Services in North America and almost all European markets where Randstad is present. In the Netherlands we will operate under the brand Capac Inhouse Services.

Profile
The in-house service concept is a unique staffing proposition that offers all-in-one customer service on-site, presently focusing on flex solutions for logistical and production functions at large companies. The aim is to be able to respond flexibly to the client's need for flex workers and to increase the productivity through a strong relationship with our flex workers. From this position we contribute to the flexibility, continuity, availability and quality of the clients. Capacity planning and workforce management are key aspects of the services. The concept combines responsibility for direct hire, and for the recruitment, planning and support of the flex workers.

Developments
2001 was once again characterized by international expansion. After five successful years in the Dutch market, the in-house activities realize strong international growth. We consequently achieved a rapid roll-out of the concept in Belgium, France, Spain, United Kingdom, Italy and in Germany. Large clients consider the in-house service concept, in comparison to general staffing, as a clearly distinctive proposition. In 2002 Capac Inhouse Services will be managed under the Randstad Inhouse Services label. The in-house service concept will not be changed. In the Dutch market Capac will continue under its own brand.

Capac Care
A lasting relationship with the flex worker is vital to the success of the in-house concept. The work processes to establish a good relationship have been united in the Capac Care program. This entails a systematic evaluation of the type of work, the pay,

Core data in-house services
in millions of €, unless otherwise indicated

	2001	Δ %	2000
Income statement			
Revenue	**309.5**	60.1	193.3
Cost of services	**260.8**	66.6	156.5
Gross profit	**48.7**	32.3	36.8
Operating expenses	**41.9**	58.1	26.5
Operating profit	**6.8**	(34.0)	10.3
Depreciation tangible fixed assets	**1.4**		0.6
Investments in tangible fixed assets	**2.0**		1.6
Balance sheet			
Tangible fixed assets	**3.7**		2.8
Operating working capital	**0.5**		(5.6)
Operating capital employed	**4.2**		5.1
Operational ratios in % of revenue			
Gross margin	**15.7**		19.0
EBITDA	**2.6**		5.6
Operating result	**2.2**		5.3
Number of in-house locations	**293**		220
Average number of staffing employees	**13,500**		9,300
Number of corporate employees, year-end	**630**		400

CAPAC INHOUSE SERVICES
a Randstad Company

Geographic spread revenue in-house services
as % of revenue

Netherlands	73.2
France	16.3
Belgium	8.3
Spain	1.0
United Kingdom	1.2
Total in millions of €	**309.5**



attention and career prospects. This creates a form of individual support that establishes a relationship of trust with the flex worker and which makes the flex worker want to work with us for a longer period of time. The retention of flex workers is well above the industry average. This long-term relationship with flex workers is also essential for lowering training costs and increasing the client's productivity. In practice this turns out to be a very important argument for choosing the in-house service concept.

The countries

At the end of 2001 Capac had 180 in-house locations and 180 clients in the **Netherlands**. In total 15 branches were added during the year. The Capac concept has been developed for those clients who require a large number of flex workers at one location. While the company is rapidly gaining market share, there is still scope for growth in the Dutch market.

2001 was a particularly successful year in **France**. French clients have experienced the service concept as an extremely distinctive product in comparison to general staffing. This is one of the reasons that we are achieving such high growth in the French market. The market in the **United Kingdom** is also responding enthusiastically to the concept. In close association with Randstad, the market is being intensively explored.
In both countries altogether 35 new locations were opened.
The year got off to a good start in **Belgium**, where the number of branches also showed an increase in 2001. Revenue did, however, remain unchanged due to disappointing revenue per location, but the result was satisfactory. Furthermore, we have now launched operations in **Spain** and **Italy** and the concept is also successful in these countries.

other activities

Sale of Randon

On April 1, Randstad Holding sold Randon Beveiliging to the British company Securicor, an international services provider active in the field of security.
With part of the proceeds of this sale Randstad acquired the staffing organization Securicor Recruitment Services (SRS) from Securicor. In addition, Randstad received an amount of € 25.5 million in cash from Securicor. The sale of Randon fits in with Randstad's policy of focusing on its core business.

Career site newmonday.com discontinued

VNU and Randstad Holding decided to discontinue the activities of the career site newmonday.com effective November 1, 2001. Due to considerable changes in the conditions on the employment market, the revenue of newmonday.com lagged behind expectations. VNU and Randstad therefore saw insufficient prospects for jointly continuing the career site.
Both companies had a 50% stake in the joint venture. Newmonday.com, an online career center for university graduates, was active in the Netherlands, United Kingdom, Belgium, France, Italy and Spain, and had a total of 140 employees. VNU and Randstad have made every effort to offer the related employees another position.

Hedson

The activities of the virtual staffing organization Hedson were suspended in 2001. While the concept was received positively by clients, in practice it produced insufficient revenue to meet the formulated revenue and profit targets. We have been able to utilize Hedson's fully automated technology for matching and e-procurement activities of the Group.

outlook

The uncertain economic prospects for Europe and the United States and particularly the uncertainty regarding when these markets will begin to recover have led us to exercise prudence in making forecasts for 2002. The negative revenue development in Europe will continue in the first three months of 2002. While demand in the United States seems to be stabilizing, it is still too early to refer to a recovery. No or limited profitability is expected for the Group in the first quarter.

In anticipation of economic recovery, in 2002 we foresee good growth possibilities for the Randstad brand especially in Italy, the United Kingdom and Portugal. In these markets we still have a relatively limited but growing market share. In addition, tried and tested concepts which have been developed for specific sectors of the employment market, such as for administrative and call center staff, will also be introduced internationally. Focused market development activities will enable us to gain market share once again.

The prospects for our in-house activities remain favorable in 2002. For this concept, the possibilities for growth depend to a lesser extent on the economic developments. This can be show from the growth we experienced in France over the past year despite a very rapidly decreasing market.
In Europe the expansion will be continued under the name of Randstad Inhouse Services. In the United States, this concept will be introduced under the same label during 2002. Only in the Netherlands will the name Capac Inhouse Services be maintained.

The prospects for Yacht differ per line of business. The demand for IT and Technology staff is to a large degree related to the economic recovery. The strengthening of Yacht's internal organization, which was carried through in 2001, will lead to a greater profitability in 2002 particularly in the Netherlands and Belgium. In France and Germany, the Technology line of business was introduced in the beginning of 2002. In the United Kingdom Yacht's position will also be reinforced step by step.

In 2002 the emphasis will not only be on specific expansion of the three service concepts but also on the further optimization and flexibilization of the cost structure by means of improved utilization of the investments made in ICT and web-enabled activities.

For the long term, we remain optimistic about the growth opportunities of the company. The relatively low share of staffing (25%) in the flexible employment market provides sufficient perspective for structural market growth in Europe and North America. The Randstad companies will make optimal use of the ensuing opportunities. Our three service concepts are well positioned and will be strengthened or introduced in specific, designated areas.

Diemen, February 22, 2002

The Executive Board
C.T.M.J. Farla
R.J. van de Kraats
L.J.M.V. Lindelauf
B.J. Noteboom
J.H. Reese

financial statements

contents

consolidated income statement, 2001

in millions of €	see notes no.		2001		2000
Revenue	1	**5,818.4**		6,168.1	
Cost of services	2	**4,479.0**		4,685.3	
Gross profit	1		**1,339.4**		1,482.8
Personnel expenses	3	**784.7**		799.0	
Depreciation		**62.8**		53.9	
Other operating expenses	5	**388.1**		379.3	
Total operating expenses			**1,235.6**		1,232.2
Operating profit	1		**103.8**		250.6
Financial income and expenses	6		**(25.9)**		(20.5)
Income from operations before taxes			**77.9**		230.1
Taxes on income from operations	7		**(23.9)**		(67.2)
Income from operations after taxes			**54.0**		162.9
Income non-consolidated participation	8		**(5.7)**		(11.1)
Net income from ordinary operations			**48.3**		151.8
Amortization of goodwill			**(1.2)**		–
Extraordinary result after taxes	9		**13.0**		55.4
Net income			**60.1**		207.2

Net income	**60.1**	207.2
Preferred dividend	**(8.6)**	(8.6)
Net income for ordinary shareholders	**51.5**	198.6
Ordinary shares outstanding, average (in millions)	**115.6**	115.6
Diluted number of ordinary shares outstanding, average (in millions)	**115.6**	115.6
Earnings per ordinary share (€)	**0.45**	1.72
Earnings per ordinary share from ordinary operations (€)	**0.34**	1.24
Diluted earnings per ordinary share from ordinary operations (€)	**0.34**	1.24

consolidated balance sheet at december 31, 2001

after profit appropriation, in millions of €	see notes no.		2001		2000
Intangible fixed assets	15	7.0		–	
Tangible fixed assets	16	264.1		253.4	
Financial fixed assets	17	420.6		343.7	
Fixed assets			691.7		597.1
Receivables	18	1,077.3		1,309.1	
Cash and cash equivalents	19	206.2		53.6	
Current assets		1,283.5		1,362.7	
Current liabilities	20	902.9		977.9	
Working capital			380.6		384.8
Capital employed			1,072.3		981.9
Long-term debt	21		415.0		415.6
Provisions	22		323.5		264.9
Shareholders' equity	23		333.8		301.4
			1,072.3		981.9

Operating working capital	24	395.7	489.1
Operating capital employed	24	659.8	742.5
Interest-bearing debt	25	611.5	591.8
Net debt	25	405.3	538.2
Balance sheet total		1,975.2	1,959.8

consolidated cash flow statement, 2001

in millions of €		2001		2000
Operating profit	103.8		250.6	
Depreciation	62.8		53.9	
Asset impairment	9.1		–	
EBITDA		175.7		304.5
Provisions	(20.3)		(39.9)	
Income taxes paid	(2.7)		(6.5)	
		(23.0)		(46.4)
Cash flow from operations before operating working capital		152.7		258.1
Current assets	94.9		(110.7)	
Current non-interest bearing liabilities	(50.1)		(31.4)	
Operating working capital		44.8		(142.1)
Cash flow from operations		197.5		116.0
Investments in tangible fixed assets	(113.4)		(113.3)	
Disposal of tangible fixed assets	22.9		4.9	
Acquisition of group companies	(11.5)		(236.5)	
Disposal of group companies	123.0		–	
Cash flow from investments		21.0		(344.9)
Free cash flow		218.5		(228.9)
Long-term debt	(0.6)		90.3	
Financial fixed assets	16.1		(41.7)	
Short-term interest-bearing debt	16.7		139.4	
Financing		32.2		188.0
Financial income and expenses	(25.9)		(20.5)	
Repurchase of ordinary shares	(2.3)		–	
Dividends paid on ordinary shares	(57.8)		(79.8)	
Dividends paid on type-B preferred shares	(8.6)		(8.6)	
Reimbursement to financiers		(94.6)		(108.9)
Cash flow from financing		(62.4)		79.1
Currency differences		(3.1)		27.4
Net cash flow		153.0		(122.4)
Changes in cash through acquisitions and disposals		(0.4)		(5.9)
Changes in cash		152.6		(128.3)

The 2000 figures have been adjusted for comparison purposes.

(amounts in millions of €, unless otherwise indicated)

Consolidation principles

The consolidated financial statements comprise the financial data of Randstad Holding nv and its group companies. The latter are those companies where Randstad Holding nv has either direct or indirect managerial control. The accounts of acquired/divested group companies are consolidated from/up to the date of purchase/sale.
See page 80 for a list of group companies.

Principles for the valuation of assets and liabilities and determination of results

Change in valuation principle for goodwill

In accordance with the 'Richtlijnen van de Raad voor de Jaarverslaggeving' ('Guidelines from the Council for Annual Reports') that were amended effective from the beginning of the year 2001, the valuation principles and the determination of profit/loss for goodwill have been changed: from the beginning of 2001 onwards, the price above the net asset value paid for the acquisition of new group companies will be capitalized as of the acquisition date as goodwill. Note that the net asset value figure takes possible reorganization costs into account. This capitalized goodwill will be consistently amortized in line with the estimated useful life with a maximum of 20 years. In 2001, € 8.2 million in goodwill was capitalized: an amount of € 1.2 million for the amortization of goodwill has been charged to the result, which means that the result is lower by this amount than would have been the case before the year 2001. Up to and including the year 2000, the goodwill paid was directly charged to shareholders' equity as of the acquisition date.
The valuation principles and the determination of profit/loss used are otherwise unchanged compared to the previous year and are as follows:

Other valuation principles

Tangible fixed assets are stated at cost less depreciation calculated on the basis of a fixed percentage of the purchase price and depending on the anticipated life of the asset.

Non-consolidated participations are valued against net asset value.

Remaining financial fixed assets are stated at nominal value, after deductions for provisions where necessary.

Receivables are stated at nominal value less provisions for doubtful accounts.

Deferred tax assets and liabilities are calculated according to the prevailing tax rate; deferred tax assets are valued insofar as they can be offset within the Group within a reasonable timeframe.

Pension provisions are stated at actuarial value.

The remaining assets and liabilities are stated at face value.

Balance sheet items denominated in other currencies are converted at year-end exchange rates; entries in the statement of income are converted using the average exchange rates over the full reporting year. Differences in valuation which occur when non-Dutch operating companies are consolidated are charged or credited directly to shareholders' equity. Other currency differences are included in the operating result.

Net revenue is the sum of amounts billed to third parties during the year and excluding taxes levied. Income and expenses are stated in the year they were generated or incurred, although possible losses are taken as soon as they are identified.

Gross profit is the balance of net revenue less salary and other expenses directly related to net revenue.

Taxes on income is the sum of taxes levied on commercial profits in the countries where those profits were earned, based on local fiscal regulations. Tax-exempt income is taken into account in calculations of taxes on income. Losses made by group companies are included in consolidated income and are taken into account in calculating taxes on income insofar as the amounts can be offset within the Group within a reasonable timeframe.

Consolidated cash flow

The indirect method is used to draw up the consolidated cash flow statement. The purchase price of acquisitions as well as the selling price of disposed group companies is included in cash flow from investing activities. Changes in assets and liabilities ensuing from acquisition and disposal are taken into account in the calculation of cash flows. The treatment of the taxes on income in the cash flow statement was changed in 2001

Currency exchange rates	**2001**		2000	
	Average	At year-end	Average	At year-end
US dollar	1.12	1.14	1.09	1.08
Canadian dollar	0.72	0.71	0.73	0.72
Sterling	1.61	1.64	1.64	1.61
Swiss frank	0.66	0.68	0.64	0.66
Danish crown	0.13	0.13	0.13	0.13

For acquisitions, the average exchange rate from date of sale is applied when converting the statement of income; the balance sheet on date of sale is converted against the rate applicable on the day of sale.

notes on the consolidated income statement

(amounts in millions of €, unless otherwise indicated)

1. Information by division

Information by division and geographical area is included on page 71 and after.

2. Cost of services	2001	2000
Wages and salaries	**3,460.9**	3,589.5
Social security charges	**779.5**	831.8
Pension charges	**26.6**	26.5
	4,267.0	4,447.8
Other cost of services	**212.0**	237.5
	4,479.0	4,685.3

Cost of services in 2000 included an occasional item which had a positive effect of around 0.5%.

3. Personnel expenses	2001	2000
Wages and salaries	**592.3**	598.3
Social security charges	**73.1**	74.6
Pension charges	**15.7**	16.7
	681.1	689.6
Other personnel expenses	**103.6**	109.4
	784.7	799.0

4. Wages, salaries and social security charges	2001	2000
The result includes:		
Wages and salaries	**4,053.2**	4,187.8
Social security charges	**852.6**	906.4
Pension charges	**42.3**	43.2
	4,948.1	5,137.4

5. Other operating expenses	2001	2000
Advertising and marketing	**100.7**	110.3
Accommodation	**106.4**	86.9
Other expenses	**181.0**	182.1
	388.1	379.3

Other expenses include book profits on the sale of buildings of € 9.2 million (2000: € 3.7 million) as well as the asset impairment of a building of € 9.1 million.

6. Financial income and expenses	2001	2000
Interest and similar income	**34.5**	34.6
Interest and similar expenses	**(60.4)**	(55.1)
	(25.9)	(20.5)

7. Taxes on income from operations

The effective tax burden on income from operations came to 30.7% in 2001 (2000: 29.2%).
The reconciliation between the effective tax burden and the average applicable rate (weighted average of the statutory applicable rates on the income before taxes of the group companies) is as follows:

	2001	2000
Average applicable rate	**29.4%**	34.5%
Definite tax-exempt results	**(20.9)%**	(8.1)%
Change in value of receivables due to tax-loss carry-forward	**13.5%**	-
Non-deductible items and others	**8.7%**	2.8%
Effective tax burden	**30.7%**	29.2%

8. Income non-consolidated participation	2001	2000
Non-consolidated participation	**(5.7)**	(11.1)

This item concerns the 50% share in the result from the joint venture newmonday.com.

9. Extraordinary result after taxes	2001	2000
Extraordinary income:		
Divestment of group companies	**32.9**	74.8
Extraordinary expenses:		
Provisions for reorganization	**(30.4)**	(30.6)
Balance extraordinary income and expenses	**2.5**	44.2
Taxes	**10.5**	11.2
Extraordinary result after taxes	**13.0**	55.4

Extraordinary income is the book profit on the divestment of security services company Randon; the income is tax exempt (2000: book profit on the divestment of cleaning services company Lavold). Extraordinary expenses mainly concern provisions for the cost of reorganization in Germany and the US of € 14.6 million (2000: the Netherlands and the US), and the cost related to the discontinuation of the Hedson business model of € 12.2 million; taxes on the extraordinary expenses are € 10.5 million.

10. Personnel stock options

At December 31, 2001, around 4.7 million options on Randstad Holding ordinary share certificates were outstanding within the framework of the Randstad Group's personnel stock option plan; composition and changes in 2001 are as follows:

Personnel stock options	2001	2000	1999	1998	1997	1996
Options granted (x 1,000)	**1,760**	1,606	1,416	1,022	1,568	2,568
Number of employees	**9,125**	8,950	9,540	7,150	5,975	5,012
Exercise price (average in €)	**14.00**	37.92	43.69	41.97	25.58	15.21
Changes (x 1,000):						
Options still outstanding at December 31, 2000	–	1,605	1,326	716	647	447
Granted	**1,760**	–	–	–	–	–
Exercised	–	–	–	–	–	(116)
Lapsed	**(35)**	(299)	(362)	(92)	(602)	(331)
Still outstanding options at December 31, 2001	**1,725**	1,306	964	624	45	–

Options are granted to corporate employees on ordinary share certificates in the possession of the Stichting Randstad Optiefonds (Randstad Option Fund Foundation). The term after granting of virtually all options is five years; the major part can be exercised as of three years after granting. At the end of 2001, the Foundation possesses approximately 8.4 million Randstad Holding nv shares or share certificates. A further 1.3 million share certificates were held by employees following exercised options. Take-up of options does not result in new shares or dilution of earnings per share.

11. Remuneration Statutory Board

The following items relating to remuneration of the Statutory Board are included in the result (in €):

	2001	2000
Salary	**1,717,000**	464,000
Performance-related bonus	**146,000**	46,000
Social security charges	**9,000**	6,000
Pension charges	**846,000**	312,000
	2,718,000	828,000

In 2000, the Statutory Board consisted of a single person. As of June 1, 2001, an Executive Board was set up, then consisting of three members; as of January 1, 2002, the Executive Board has been increased to five members.

The remuneration package has been brought into line with international developments. The remuneration consists of a fixed part and a variable part. The variable part is performance-related and consists of short and medium term components, such as a bonus and an additional stock option plan. The targets are set by the Supervisory Board prior to each year.

The number of options outstanding to the Statutory Board at December 31, 2001:

	2001	2000
Options 1998 (exercise price € 41.97)	**9,519**	5,676
Options 1999 (exercise price € 50.00)	**6,286**	6,286
Options 1999 (exercise price € 43.50)	**4,885**	187
Options 2000 (exercise price € 42.50)	**9,473**	7,648
Options 2000 (exercise price € 37.75)	**4,332**	219
Options 2001 (exercise price € 16.00)	**47,560**	-
Options 2001 (exercise price € 14.00)	**88,508**	-
Total options	**170,563**	20,016

Of these options, 51,700 options are granted within the framework of the personnel stock option program and 118,863 options within the framework of the stock option program for the Executive Board realized in 2001. For the latter stock option program, shares were purchased by the Group. The term of all options is five years maximum.
No options were exercised in 2001.

12. Stipendium to the Supervisory Board

In 2001, the stipendium paid to the Supervisory Board was € 113,000 (2000: € 116,000); the stipendium is not dependent on Group performance.

No option entitlements are granted to the Supervisory Board. One of the members has an interest in a legal entity which, based on the Declaration of Interests Act, is registered as a stake in Randstad Holding nv in the 25-50% category. The same board member is the only chairman of two Foundations each of which, based on the same act, reports an interest in Randstad Holding nv in the 5-10% category.

13. Employee numbers (average)	2001	2000
Staffing employees	**217,800**	244,500
Corporate employees	**14,500**	14,200
	232,300	258,700

notes on the consolidated balance sheet

(amounts in millions of €, unless otherwise indicated)

14. Information by division
Information by division and geographical area is included on page 71 and after.

15. Intangible fixed assets
The intangible fixed assets relate to goodwill. Changes in intangible fixed assets are:

	2001	2000
Goodwill paid in 2001	8.2	–
Amortization of goodwill in 2001	1.2	–
Book value at December 31, 2001	7.0	–

For the amortization of goodwill, a five-year term is employed. The remaining term of amortization is 4 years and 3 months.

16. Tangible fixed assets	2001	2000
Buildings and land	107.1	103.9
Other fixed assets	157.0	149.5
	264.1	253.4

Changes in tangible fixed assets in 2001 are:

	Buildings and land	Other fixed assets	Total
Purchase price at January 1, 2001	127.1	356.7	483.8
Cumulative depreciation	23.2	207.2	230.4
Book value at January 1, 2001	103.9	149.5	253.4
Changes in book value:			
Acquisition of group companies	–	1.9	1.9
Disposal of group companies	–	(1.8)	(1.8)
Investments	26.3	87.1	113.4
Divestments	(11.8)	(11.1)	(22.9)
Depreciation	(2.5)	(60.3)	(62.8)
Impairment of assets	(9.1)	(10.5)	(19.6)
Currency differences	0.3	2.2	2.5
Book value at December 31, 2001	107.1	157.0	264.1
Purchase price at December 31, 2001	130.3	383.7	514.0
Accumulated depreciation	23.2	226.7	249.9
Book value at December 31, 2001	107.1	157.0	264.1

The impairment of assets relates to the write-down of the tangible fixed assets connected with the suspension of Hedson (€ 10.5 million) as well as to a write-down of a building at an estimated lower value (€ 9.1 million).

Buildings and land include € 42.5 million in buildings under construction. Other fixed assets include renovation (€ 54.0 million), furniture and fixtures (€ 34.5 million), computer hardware (€ 30.5 million) and computer software (€ 38.0 million).

Depreciation terms for tangible fixed assets:

	Term	Percentage
Land	–	–
Buildings	33 years	3
Renovation costs	5 years	20
Software	3 years	33
Other categories	4 years	25

The estimated free-market value of buildings and land is around € 20 to € 30 million higher than book value.

17. Financial fixed assets

	2001	2000
Non-consolidated participation	**20.3**	24.3
Deferred taxes	**390.2**	293.4
Other receivables	**10.1**	26.0
	420.6	343.7

Changes in financial fixed assets in 2001 are:

	Non-consolidated participation	Deferred taxes	Other receivables	Total
Value at January 1, 2001	24.3	293.4	26.0	343.7
Changes in book value:				
Disposal of group companies	–	–	(0.1)	(0.1)
Income participation	(5.7)	–	–	(5.7)
Increase	1.7	89.8	4.0	95.5
Repayments	–	–	(20.2)	(20.2)
Currency differences	–	7.0	0.4	7.4
Value at December 31, 2001	20.3	390.2	10.1	420.6

Of deferred tax assets € 137 million (2000: € 23 million) relates to tax-losses carry-forward and € 244 million (2000: € 267 million) relates to paid goodwill, which was charged to shareholders' equity in the past, included in the purchase price of acquired group companies, insofar as the goodwill can be amortized in the country of operation according to local tax regulations. Deferred tax assets of approximately € 92 million (2000: € 102 million) which can be realized only in the long term, are valued at nil. Further, the tax-losses carry-forward of some group companies of approximately € 48 million (2000: € 56.0 million) are not included.
In the result, the increase in deferred taxes in 2001 of € 89.9 million is credited to taxes on income for an amount of € 75.6 million.
The real value of the other receivables is approximately € 9 million; the real value of the non-consolidated participation equals the net asset value.
The short-term part of financial fixed assets is included under current assets.

18. Receivables

	2001	2000
Trade accounts	**923.5**	1,031.2
Receivables on divestments	–	84.7
Taxes on income	**36.0**	72.5
Other receivables	**98.9**	106.0
Prepayments	**18.9**	14.7
	1,077.3	1,309.1

Terms on these receivables are shorter than one year.

Trade accounts are stated after deduction of provisions for doubtful debtors of € 75.0 million (2000: € 61.6 million). Receivables on divestments related to the sale of cleaning activities. Receipt of this receivable took place at the beginning of 2001.

19. Cash

	2001	2000
Time deposits	**170.0**	5.6
Cash on hand and in banks	**36.2**	48.0
	206.2	53.6

Time deposits have an average term of one month.

20. Short-term debt

	2001	2000
Short-term interest-bearing debt:		
Bank overdraft	**184.3**	163.7
Loans	**12.2**	12.5
	196.5	176.2
Short-term non-interest-bearing debt:		
Trade accounts payable	**59.2**	49.1
Taxes on income	**21.3**	10.8
Other taxes and social security premiums	**237.8**	264.0
Pension contributions	**11.6**	17.6
Dividend	**24.8**	66.4
Wages, salaries and deferred personnel costs	**256.1**	265.6
Other debt	**82.1**	118.0
Accruals and deferred income	**13.5**	10.2
	706.4	801.7
Total short-term debt	**902.9**	977.9

Negative pledge states have been issued for the purposes of bank overdraft facilities and 'pari passu' clauses apply. The majority of short-term interest-bearing debt consists of bank overdrafts in euros. A part (€ 75 million) is denominated in US dollars.

21. Long-term debt

	2001	2000
Drawings on the multicurrency syndicated credit facility	**400.0**	400.0
Other long-term debt	**15.0**	15.6
	415.0	415.6

Randstad Holding nv has signed a € 400 million facility with a remaining term of two years at a fixed interest margin above EURIBOR.
The interest rate depends on the term of the drawings. The average interest rate at year-end is 3.7% for a two-month term. There is no repayment schedule. The average interest at year-end of Other long-term debt is 4.4% for an average period of three years.
The long-term interest bearing debt is denominated exclusively in euros. The real value of the long-term debt equals the book value.
At year-end, the Group had no outstanding interest rate or currency swaps on its net debt position.

22. Provisions

	2001	2000
Pension provisions	**0.6**	0.5
Provision for deferred tax liabilities	**242.6**	179.0
Provision for reorganization costs	**23.6**	22.5
Other provisions	**56.7**	62.9
	323.5	264.9

Changes in provisions over 2001 are as follows:

	Pensions	Deferred tax liabilities	Reorganization costs	Other
Value at January 1, 2001	0.5	179.0	22.5	62.9
Changes:				
Disposal of group companies	–	–	–	(1.1)
Increase	0.1	66.1	14.6	5.6
Withdrawals	–	(2.5)	(13.5)	(12.3)
Currency differences	–	–	–	1.6
Value at December 31, 2001	0.6	242.6	23.6	56.7

The deferred tax liabilities provision comprises liabilities ensuing from incorporation in the Netherlands of fiscal losses incurred in North America and Germany, as well as liabilities calculated over the difference between the commercial and fiscal value of assets and liabilities.
The reorganization costs provision comprises the costs of reorganization measures taken at several group companies in 2000 and 2001.
Other provisions include approximately € 2 million (2000: € 2 million) in buy-out obligations to former owners of acquired group companies. The remaining other provisions consist primarily of provisions for third-party risk.
The provisions are short-term for an amount of € 30 million.

23. Shareholders' equity

Notes on shareholders' equity are included in Notes on the Company Income Statement and Balance Sheet (page 77).

24. Operating capital employed	2001	2000
Working capital	380.6	384.8
Receivables from divestments	-	(84.7)
Cash	(206.2)	(53.6)
Dividend	24.8	66.4
Short-term interest-bearing debt	196.5	176.2
Operating working capital	395.7	489.1
Tangible fixed assets	264.1	253.4
Operating capital employed	659.8	742.5

25. Net debt and interest-bearing debt	2001	2000
Short-term interest-bearing debt	196.5	176.2
Long-term interest-bearing debt	415.0	415.6
Total interest-bearing debt	611.5	591.8
Cash	(206.2)	(53.6)
Net debt	405.3	538.2

26. Guarantees	2001	2000
Guarantees to third parties	3.0	2.1

27. Commitments not included in the balance sheet	2001	2000
Rent and leases, per year	120.0	98.6
Investment commitments	6.0	31.3

Rent and leases are almost exclusively rental contracts for branches and lease contracts for IT equipment and automobiles with a remaining term averaging three years.
Investment commitments relate to the building under construction in Diemen, the Netherlands.

information by division

(amounts in millions of €, unless otherwise indicated)

Revenue	2001	2000
Randstad Europe	**3,240.6**	3,216.7
Randstad North America	**1,357.6**	1,590.0
Tempo-Team and other group companies	**620.2**	627.8
Yacht	**267.9**	282.4
Capac Inhouse Services	**309.5**	193.3
Discontinued operations[1]	**29.9**	280.7
Corporate/eliminations	**(7.3)**	(22.8)
	5,818.4	6,168.1

Gross profit	2001	2000
Randstad Europe	**734.3**	753.6
Randstad North America	**283.9**	383.1
Tempo-Team and other group companies	**173.3**	176.0
Yacht	**86.1**	82.6
Capac Inhouse Services	**48.7**	36.8
Discontinued operations[1]	**6.7**	54.9
Corporate/eliminations	**6.4**	(4.2)
	1,339.4	1,482.8

Operating profit	2001	2000
Randstad Europe	**111.7**	147.8
Randstad North America	**(67.8)**	49.0
Tempo-Team and other group companies	**58.8**	61.3
Yacht	**6.1**	(10.7)
Capac Inhouse Services	**6.8**	10.4
Discontinued operations[1]	**(1.8)**	5.0
Corporate/eliminations	**(10.0)**	(12.2)
	103.8	250.6

Amortization of goodwill	2001	2000
Randstad Europe	**1,2**	-

Depreciation	2001	2000
Randstad Europe	**27.7**	24.2
Randstad North America	**16.6**	11.1
Tempo-Team and other group companies	**4.1**	4.5
Yacht	**3.0**	3.0
Capac Inhouse Services	**1.4**	0.6
Discontinued operations[1]	**1.5**	4.0
Corporate	**8.5**	6.5
	62.8	53.9

Assets[2]	2001	2000
Randstad Europe	**770.9**	794.4
Randstad North America	**311.4**	336.7
Tempo-Team and other group companies	**127.0**	147.9
Yacht	**144.4**	133.5
Capac Inhouse Services	**73.4**	33.2
Discontinued operations[1]	**3.6**	54.0
Corporate/eliminations	**154.3**	153.1
	1,585.0	1,652.8

Non-consolidated participation	2001	2000
Yacht	**8.1**	9.7
Corporate	**12.2**	14.6
	20.3	24.3

Liabilities[3]	2001	2000
Randstad Europe	**1,313.9**	1,378.5
Randstad North America	**700.5**	626.8
Tempo-Team and other group companies	**106.5**	129.3
Yacht	**78.0**	78.1
Capac Inhouse Services	**66.8**	29.9
Discontinued operations[1]	**19.8**	48.2
Corporate/eliminations	**(886.7)**	(811.4)
	1,398.8	1,479.4

1 Discontinued operations are Lavold (cleaning), Randon (security) and Hedson.
2 Assets do not include deferred tax assets.
3 Liabilities include long-term and short-term debt as well as provisions, with the exception of the provision for deferred tax liabilities.

The 2000 figures have been adjusted for comparison purposes.

Operating working capital	2001	2000
Randstad Europe	30.4	79.4
Randstad North America	183.7	248.8
Tempo-Team and other group companies	(5.2)	(6.5)
Yacht	17.8	36.7
Capac Inhouse Services	0.5	(5.6)
Discontinued operations[1]	0.2	(0.5)
Corporate/eliminations	168.3	136.8
	395.7	489.1

Investments intangible fixed assets	2001	2000
Randstad Europe	8.2	–

Investments tangible fixed assets	2001	2000
Randstad Europe	34.3	44.0
Randstad North America	40.2	22.4
Tempo-Team and other group companies	2.2	2.5
Yacht	5.4	4.4
Capac Inhouse Services	2.0	1.6
Discontinued operations[1]	1.7	14.9
Corporate/eliminations	27.6	27.7
	113.4	117.5

Intangible fixed assets	2001	2000
Randstad Europe	7.0	–

Tangible fixed assets	2001	2000
Randstad Europe	77.6	74.1
Randstad North America	69.0	42.4
Tempo-Team and other group companies	6.5	8.8
Yacht	4.4	6.7
Capac Inhouse Services	3.7	2.8
Discontinued operations[1]	–	12.2
Corporate	102.9	106.4
	264.1	253.4

1 Discontinued operations are Lavold (cleaning), Randon (security) and Hedson.

The 2000 figures have been adjusted for comparison purposes.

Employees	Staffing (average)		Corporate (year-end)	
	2001	2000	2001	2000
Randstad Europe	123,400	128,700	7,840	8,250
Randstad North America	47,400	57,100	2,360	3,370
Tempo-Team and other group companies	28,900	31,000	1,840	1,980
Yacht	3,700	4,500	690	730
Capac Inhouse Services	13,500	9,300	630	400
Discontinued operations[1]	900	13,900	–	530
Corporate/eliminations	–	–	480	310
	217,800	244,500	13,840	15,570

(amounts in millions of €, unless otherwise indicated)

Revenue	2001	2000
Netherlands	**2,341.8**	2,455.4
Germany	**617.7**	599.0
Belgium/Luxembourg	**559.0**	578.4
France	**349.0**	335.9
Spain	**298.8**	197.3
United Kingdom	**151.2**	46.6
Other European countries	**113.4**	84.8
North America	**1,357.6**	1,590.0
Discontinued operations[1]	**29.9**	280.7
	5,818.4	6,168.1

Gross profit	2001	2000
Netherlands	**649.0**	684.5
Germany	**137.2**	151.3
Belgium/Luxembourg	**97.0**	97.7
France	**53.3**	47.7
Spain	**52.3**	33.8
United Kingdom	**32.8**	9.3
Other European countries	**27.2**	20.5
North America	**283.9**	383.1
Discontinued operations[1]	**6.7**	54.9
	1,339.4	1,482.8

Assets[2]	2001	2000
Netherlands	**748.3**	754.0
Germany	**105.3**	117.3
Belgium/Luxembourg	**123.4**	134.7
France	**122.9**	117.0
Spain	**95.7**	101.6
United Kingdom	**43.0**	9.2
Other European countries	**31.4**	28.3
North America	**311.4**	336.7
Discontinued operations[1]	**3.6**	54.0
	1,585.0	1,652.8

Investments intangible fixed assets	2001	2000
United Kingdom	**8.2**	–

Investments tangible fixed assets	2001	2000
Netherlands	**49.3**	43.9
Germany	**2.5**	14.6
Belgium/Luxembourg	**6.8**	6.6
France	**3.6**	1.8
Spain	**3.6**	8.8
United Kingdom	**2.7**	1.1
Other European countries	**3.0**	3.4
North America	**40.2**	22.4
Discontinued operations[1]	**1.7**	14.9
	113.4	117.5

Amortization of goodwill	2001	2000
United Kingdom	**1.2**	–

Depreciation	2001	2000
Netherlands	**25.5**	22.9
Germany	**6.3**	5.4
Belgium/Luxembourg	**4.7**	4.2
France	**1.6**	1.3
Spain	**2.4**	1.7
United Kingdom	**1.8**	0.8
Other European countries	**2.4**	2.5
North America	**16.6**	11.1
Discontinued operations[1]	**1.5**	4.0
	62.8	53.9

Employees	Staffing (average)		Corporate (year-end)	
	2001	2000	**2001**	2000
Netherlands	**94,400**	106,400	**6,450**	6,850
Germany	**19,500**	19,100	**1,580**	1,770
Belgium/Luxembourg	**19,400**	19,600	**1,030**	1,090
France	**11,800**	12,000	**680**	570
Spain	**17,200**	12,000	**840**	960
United Kingdom	**3,500**	2,100	**490**	160
Other European countries	**3,700**	2,300	**410**	270
North America	**47,400**	57,100	**2,360**	3,370
Discontinued operations[1]	**900**	13,900	**–**	530
	217,800	244,500	**13,840**	15,570

1 Discontinued operations are Lavold (cleaning), Randon (security) and Hedson.

2 Assets do not include deferred tax assets.

The 2000 figures have been adjusted for comparison purposes.

company income statement, 2001

in millions of €	**2001**	2000
Income from participations after taxes	**30.8**	173.0
Other income after taxes	**29.3**	34.2
Net income	**60.1**	207.2

company balance sheet at december 31, 2001

after profit appropriation, in millions of €	see notes no.		**2001**		2000
Financial fixed assets	28		**285.5**		182.8
Receivables	29	**19.6**		182.0	
Cash	30	**169.1**		18.9	
Current assets		**188.7**		200.9	
Short-term debt	31	**140.4**		82.3	
Working capital			**48.3**		118.6
Capital employed			**333.8**		301.4
Issued capital		**14.1**		12.8	
Share premium		**548.0**		549.3	
General reserve		**(228.3)**		(260.7)	
Shareholders' equity	32		**333.8**		301.4
			333.8		301.4

notes on the company income statement and balance sheet

(amounts in millions of €, unless otherwise indicated)

General
The financial statements of Randstad Holding nv are included in the consolidated financial statements. Group companies are shown at net asset value.
Other assets and liabilities are stated according to principles stated in the notes on the consolidated financial statements. This further applies to determining net income. This means shareholders' equity and net income are the same as those reported in the consolidated financial statements and reference is made to the relevant notes. With respect to the company statement of income of Randstad Holding nv, the company avails itself of the exemption provided for in Section 402 of Part 9, Book 2 of the Netherlands Civil Code.

28. Financial fixed assets	2001	2000
Participations in:		
Group companies	**(257.7)**	(382.2)
Non-consolidated participation	**12.2**	14.6
	(245.5)	(367.6)
Receivables from group companies	**531.0**	550.4
	285.5	182.8

Changes in financial fixed assets in 2001 are as follows:

	Partici-pations	Receivables
Value at 1 January 2001	(367.6)	550.4
Capital payments	14.0	–
Income, 2001	30.8	–
Dividend payments	(37.4)	–
Loans granted	–	19.5
Repayments	–	(41.3)
Other changes	114.7	2.4
Value at December 31, 2001	(245.5)	531.0

An overview of group companies and share in issued capital is included on page 80.

29. Receivables	2001	2000
Receivables from group companies	**17.1**	151.6
Other receivables	**2.5**	30.4
	19.6	182.0

30. Cash
Cash includes bank balances of € 1.1 million as well as time deposits of € 168 million; these time deposits have a term of one month.

31. Short-term debt	2001	2000
Bank overdraft	**6.3**	7.0
Trade accounts payable	**-**	1.0
Debt to group companies	**95.0**	2.0
Taxes and social security charges	**11.4**	0.7
Pensions	**0.3**	0.3
Dividend	**24.8**	66.4
Other debt	**2.6**	4.9
	140.4	82.3

32. Shareholders' equity
Authorized capital is € 50.0 million and consists of 200,000,000 ordinary shares with a nominal value of € 0.10, 50,000 type-A preferred shares with a nominal value of € 500.00, and 50,000,000 type-B preferred shares with a nominal value of € 0.10.
Issued share capital consists of 115,619,048 ordinary shares and 25,200,000 type-B preferred shares. A cumulative preferred dividend of € 0.34 is paid out on issued type-B preferred shares annually.

Changes in shareholders' equity are as follows:

32. Shareholders' equity	Issued capital Ordinary	Preferred	Share premium	General reserve	Total
Value at January 1, 2001	10.5	2.3	549.3	(260.7)	301.4
Redenomination	1.1	0.2	(1.3)	–	–
Repurchase ordinary shares	–	–	–	(2.3)	(2.3)
Other changes	–	–	–	(0.6)	(0.6)
Retained earnings over 2001 according to proposed profit appropriation	–	–	–	35.3	35.3
Value at December 31, 2001	11.6	2.5	548.0	(228.3)	333.8

Of the share premium, € 163.3 million is deposited premium on the preferred shares. If preferred shares are withdrawn, the deposited sum (including share premium) will be repaid. The dividend on preferred shares will be reviewed seven years after deposit only. The first review will take place in November 2005.
Redenomination concerns the change of the nominal share value from NLG 0.20 to € 0.10 charged to the share premium reserves.
The repurchase of ordinary shares includes the value of 180,000 shares repurchased during the reporting period within the framework of the stock option program for the members of the Executive Board.
The other changes concern adjustments to goodwill from acquisitions before the year 2001 and exchange rate differences.

33. Guarantees	**2001**	2000
Guarantees on behalf of group companies	**20.1**	16.7

The Group bears joint and several liability for bank overdraft facilities of € 657.8 million (2000: € 598.0 million).

Diemen, February 22, 2002

The Executive Board
C.T.M.J. Farla
R.J. van de Kraats
L.J.M.V. Lindelauf
B.J. Noteboom
J.H. Reese

The Supervisory Board
J.F.M. Peters, chairman
F.J.D. Goldschmeding, vice-chairman
J.P. Guépin
J.C.M. Hovers
K. Vuursteen
R. Zwartendijk

Provisions of the articles of association concerning profit appropriation

The following is a summary of the most important stipulations of article 27 of the Articles of Association concerning profit appropriation.

Subsection 1. The Executive Board determines the profit amounts to be reserved with the approval of the Supervisory Board. Wherever possible, the remaining profit will then be divided as follows:

a. A dividend is paid to holders of type-A preferred shares over the call amounts on shares, the percentage being equal to the average legal interest rate - or the respective percentages if interim adjustments have been made to the interest rate - during the financial year for which dividend is paid. This percentage is increased by an amount not exceeding 3% as determined by the Executive Board and approved by the Supervisory Board. If in any year it is impossible to pay, or to pay in full, profit on type-A preferred shares, the dividend in arrears on shares will be paid in the following years before any other dividend payments are made.

b.1 Next, a dividend is paid to holders of type-B preferred shares per series that is equal to the basic percentage - as mentioned in paragraph 2 - of the total of the nominal amount and the share premium deposited with the first issue of the shares of that series, the basic percentage having been raised on issue by an increment of no more than one hundred and thirty-five basic points, to be established by the Executive Board and with the approval of the Supervisory Board.

b.2 The basic percentage stated in paragraph b.1 above is the arithmetic mean of the effective yield on government loans for the account of the Dutch government with a (remaining) duration of six to seven years; taking effect for the first time on the date on which type-B preferred shares (of a series) have been put out on interest, and subsequently every seven years in succession, the basic percentage of type-B preferred shares (of the series concerned) will be adapted to the then valid effective yield of the government loans stated in the above-mentioned provisions.

b.3 If and insofar as the profit is not sufficient to make the payments on type-B preferred shares in full, the deficit will be paid from the freely payable reserves, with the exception of the share premium reserves as stated in Article 4, subsection 4, paragraph b. If and insofar as the payment cannot be effectuated from the aforementioned reserves, a payment will first be made - from the profit made in the subsequent years upon addition to the reserves and subtraction of the amount due to holders of type-A preferred shares in compliance with the above - to the holders of type-B preferred shares to the effect that the deficit is compensated in full before the above provisions can be applied.

b.6 If in the course of any financial year type-B preferred shares have been issued, the dividend on the shares in question over that financial year will be reduced proportionally up to the first day of issue.

Subsection 2. The then remaining sum will be available to the General Meeting, with the restriction that no more payments will be made on preferred shares, or that no reservations will be made for this purpose.

Subsection 4. Subject to approval by the Supervisory Board, the Executive Board may decide to pay an interim dividend for the account of the dividend envisaged over the financial year concerned. A decision to pay an interim dividend may be restricted to a payment of interim dividend exclusively to shareholders of a certain type of share without any prejudice to the rights of shareholders of any other types of shares.

Subsection 5. Subject to approval by the Supervisory Board, the General Meeting may decide to effect dividend payment not, or not entirely, in cash, but wholly in the form of company shares.

Proposed profit appropriation

Pursuant to Article 27 of the Articles of Association, it is proposed to pay a dividend of € 16.2 million on the ordinary shares and € 8.6 million on the type-B preferred shares, out of net income for 2001 amounting to € 60.1 million and to add € 35.3 million to the general reserve. In anticipation of the adoption of this proposal by the General Meeting of Shareholders, this appropriation of the result has already been incorporated in the financial statements.

Auditors' report

Introduction

We have audited the 2001 financial statements of Randstad Holding nv, Amsterdam. These financial statements are the responsibility of the company's Executive Board. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the company as of December 31, 2001 and of the result for the year then ended in accordance with generally accepted accounting principles in the Netherlands and comply with financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code.

Amsterdam, February 22, 2002

PricewaterhouseCoopers N.V.

group companies

Randstad Europe	
Randstad Europe bv	Amsterdam
Randstad Nederland bv	Amsterdam
Randstad Uitzendbureau bv	Amsterdam
Randstad Contracting bv	Amsterdam
Randstad Speciale Uitzending bv	Amsterdam
Randstad Technoflex bv	Amsterdam
Randstad Belgium nv	Brussels
Randstad Interim sa	Luxembourg
Randstad I ApS	Copenhagen
Randstad II ApS	Copenhagen
Randstad Deutschland GmbH & Co KG	Cologne
Randstad Intérim sa	Paris
Randstad Schweiz AG	Zurich
Randstad Empleo, Empresa De Trabajo Temporal S.A.U.	Madrid
Randstad Consultores S.A.U.	Madrid
Randstad Empresa De Trabalho Temporario Unipessoal LdA	Lisbon
Randstad Employment Bureau Ltd	Newbury
Securicor Recruitment Services Ltd	Newbury
Randstad Italia SPA	Milan

Randstad North America	
Randstad North America LP	Atlanta
Randstad Staffing Services Inc.	Atlanta
Randstad Intérim Inc.	Montreal

Tempo-Team and other group companies	
Tempo-Team Group bv	Amsterdam
Tempo-Team Uitzendbureau bv	Amsterdam
Tempo-Team Projecten bv	Amsterdam
Tempo-Team IT-Flex bv	Amsterdam
Tempo-Team Werknet bv	Amsterdam
Otter-Westelaken Groep bv	Veghel
Uitzendbureau Otter-Westelaken bv	Veghel
Profcore Business Services bv	Amsterdam

Yacht Europe	
Yacht Europe bv	Amsterdam
Yacht Group Nederland bv	Amsterdam
Yacht ICT bv	Amsterdam
Yacht Technology bv	Amsterdam
Yacht Finance bv	Amsterdam
Yacht Management bv	Amsterdam
Yacht UK Ltd	Altrincham
Yacht nv	Brussels
Yacht France sa	Paris

Capac Inhouse Services	
Capac Beheer bv	Amsterdam
Capac Inhouse Services bv	Amsterdam
Capac France sa	Paris
Capac Inhouse Services ETT S.A.U.	Madrid
Capac Inhouse Services Ltd	Newbury

Remaining group companies	
Randstad Holding Nederland bv	Amsterdam
Randstad Groep Nederland bv	Amsterdam
E-bridge bv	Amsterdam
I-bridge bv	Amsterdam
Randon Beheer bv	Amsterdam
Randon Bergwijkpark bv	Amsterdam
Diemermere bv	Amsterdam
Hedson bv	Amsterdam
Hedson UK Ltd	Newbury
Randstad North American Partner Inc.	Atlanta

Participation (non-consolidated)	
newmonday.com nv (50%)	Amsterdam

Unless otherwise indicated, Randstad Holding nv has a 100% share in issued capital of these companies. There is also a small number of group companies both in the Netherlands and elsewhere whose significance is negligible.

in millions of €	first quarter	second quarter	third quarter	fourth quarter	total 2001
Revenue	**1,452.0**	**1,463.3**	**1,507.5**	**1,395.6**	**5,818.4**
Cost of services	1,113.5	1,123.4	1,167.0	1,075.1	4,479.0
Gross profit	**338.5**	**339.9**	**340.5**	**320.5**	**1,339.4**
Personnel expenses	209.8	189.1	192.3	193.5	784.7
Depreciation	15.8	15.7	14.7	16.6	62.8
Other operating expenses	104.9	101.2	90.7	91.3	388.1
Total operating expenses	330.5	306.0	297.7	301.4	1,235.6
Operating profit	**8.0**	**33.9**	**42.8**	**19.1**	**103.8**
Financial income and expenses	(5.8)	(6.1)	(8.5)	(5.5)	(25.9)
Income from operations before taxes	2.2	27.8	34.3	13.6	77.9
Taxes on income from operations	(0.8)	(9.1)	(10.0)	(4.0)	(23.9)
Income from operations after taxes	1.4	18.7	24.3	9.6	54.0
Income non-consolidated participation	(2.2)	(2.4)	(1.5)	0.4	(5.7)
Net income from ordinary operations	**(0.8)**	**16.3**	**22.8**	**10.0**	**48.3**
Amortization of goodwill	-	(0.4)	(0.4)	(0.4)	(1.2)
Extraordinary result after taxes	-	24.5	0.1	(11.6)	13.0
Net income	**(0.8)**	**40.4**	**22.5**	**(2.0)**	**60.1**
Net income	**(0.8)**	**40.4**	**22.5**	**(2.0)**	**60.1**
Preferred dividend	(2.2)	(2.1)	(2.2)	(2.1)	(8.6)
Net income for ordinary shareholders	**(3.0)**	**38.3**	**20.3**	**(4.1)**	**51.5**
Number of ordinary shares outstanding, average (mln)					115.6
Diluted number of ordinary shares outstanding, average (mln)					115.6
Earnings per ordinary share (€)					0.45
Earnings per ordinary share from ordinary operations (€)					0.34
Diluted earnings per ordinary share from ordinary operations (€)					0.34

ten years of Randstad

amounts in millions of €, unless otherwise indicated	2001	2000	1999
Revenue	**5,818.4**	6,168.1	5,565.4
as % of previous year	**94.3%**	110.8%	131.8%
Gross profit	**1,339.4**	1,482.8	1,308.7
EBITDA[1]	**175.7**	304.5	350.0
Operating profit	**103.8**	250.6	304.3
as % of previous year	**41.4%**	82.4%	130.8%
Net income from ordinary operations	**48.3**	151.8	207.0
as % of previous year	**31.8%**	73.3%	136.0%
Net income	**60.1**	207.2	207.0
as % of previous year	**29.0%**	100.1%	136.0%
Cash flow from operations	**197.5**	116.0	293.2
Free cash flow	**218.5**	(228.9)	31.4
Depreciation	**62.8**	53.9	45.7
Investments in tangible fixed assets	**113.4**	113.3	58.2
Shareholders' equity	**333.8**	301.4	331.0
Net debt	**405.3**	538.2	159.8
Operating capital employed[2]	**659.8**	742.5	426.6
Capital employed	**1,072.3**	981.9	766.3
Interest cover[3]	**6.8**	14.9	33.0
Average number of staffing employees	**217,800**	244,500	241,000
Corporate employees, year-end	**13,840**	15,570	12,900
Number of branches, year-end	**1,769**	2,042	1,755
Market capitalization	**1,728.5**	1,809.4	5,526.6
Price/earnings ratio	**44**	13	28
Ordinary shares outstanding[4]	**115.6**	115.6	115.6
Closing price (in €)	**14.95**	15.65	47.80
Ratios as % of revenue			
Gross margin	**23.0%**	24.0%	23.5%
EBITDA	**3.0%**	4.9%	6.3%
Operating profit	**1.8%**	4.1%	5.5%
Net income from ordinary operations	**0.8%**	2.5%	3.7%
Net income	**1.0%**	3.4%	3.7%
Earnings per ordinary share (€)	**0.45**	1.72	1.72
Earnings per ordinary share from ordinary operations (€)	**0.34**	1.24	1.72
Diluted earnings per ordinary share from ordinary operations (€)	**0.34**	1.24	–
Dividend	**0.14**	0.50	0.69
Pay-out (in %)	**41**	40	40

1 EBITDA: income before financial income and expenses, taxes and depreciation of intangible and tangible fixed assets as well as asset impairment. 2 Operating capital employed: tangible fixed assets + working capital - cash + dividend + short-term interest-bearing debt - receivables regarding divestment. 3 Interest cover: EBITDA on financial income and expenses. 4 Ordinary shares outstanding: average in millions, adjusted for splits.

	1998	1997	1996	1995	1994	1993	1992
	4,223.8	3,209.5	2,701.4	2,133.9	1,705.6	1,364.2	1,366.6
	131.6%	118.8%	126.6%	125.1%	125.0%	99.8%	115.5%
	948.9	707.6	574.4	451.9	354.5	283.2	275.9
	264.7	209.8	162.2	130.9	97.3	68.8	78.1
	232.6	180.5	143.1	113.3	80.2	50.6	60.9
	128.9%	126.1%	126.2%	141.4%	158.5%	83.1%	96.7 %
	152.2	117.0	94.1	74.1	51.0	32.8	41.5
	130.1%	124.3%	127.0%	145.2%	155.5%	79.0 %	92.9%
	152.2	117.0	94.1	74.1	51.0	32.8	41.5
	130.1%	124.3%	127.0%	145.2%	155.5%	79.0%	92.9%
	–	–	–	–	–	–	–
	–	–	–	–	–	–	–
	32.1	29.3	19.1	17.6	17.1	18.2	17.2
	57.7	42.4	45.7	30.7	13.3	11.3	12.0
	367.9	306.4	242.7	184.1	142.3	122.0	121.4
	48.4	(153.1)	(120.9)	(87.3)	(73.6)	(53.4)	(61.0)
	–	–	–	–	–	–	–
	606.1	333.3	265.8	205.6	165.0	147.3	141.3
	–	–	–	–	–	–	–
	204,200	165,300	141,700	113,900	88,800	72,200	73,400
	9,800	7,700	6,300	5,100	4,200	3,800	3,600
	1,616	1,108	962	895	778	735	741
	5,298.8	4,092.1	2,708.6	1,363.0	843.5	505.4	434.2
	33	35	29	18	17	16	11
	108.9	108.0	108.0	108.0	108.0	108.0	108.0
	45.83	37.89	25.08	12.62	7.81	4.68	4.02
	22.5%	22.0%	21.3%	21.2%	20.8%	20.8%	20.2%
	6.3%	6.5%	6.0%	6.1%	5.7%	5.0%	5.7%
	5.5%	5.6%	5.3%	5.3%	4.7%	3.7%	4.5%
	3.6%	3.6%	3.5%	3.5%	3.0%	2.4%	3.0%
	3.6%	3.6%	3.5%	3.5%	3.0%	2.4%	3.0%
	1.39	1.08	0.87	0.69	0.47	0.30	0.38
	1.39	1.08	0.87	0.69	0.47	0.30	0.38
	–	–	–	–	–	–	–
	0.54	0.44	0.35	0.28	0.19	0.17	0.17
	41	40	40	40	40	55	43

geographical distribution

(situation on December 31, 2001)

Europe



Netherlands
Randstad 294
BouwFlex 7
Tempo-Team 234
Profcore 1
Otter-Westelaken 11
Maxon Project Support 1
Yacht 33
Capac Inhouse Services 7

Germany
Randstad 240

Belgium
Randstad 123
Yacht 9
Randstad Inhouse Services

Luxembourg
Randstad 2

France
Randstad 99
Yacht 1
Capac Inhouse Services

Spain
Randstad 125
Capac Inhouse Services

United Kingdom
Randstad 70
Yacht 1
Capac Inhouse Services

Switzerland
Randstad 18

Italy
Randstad 74
Capac Inhouse Services

Denmark
Randstad 6

Portugal
Randstad 2

North America



United States
Randstad 400

Canada
Randstad 11

	Branches	Staffing employees*	Corporate employees
Netherlands	588	94,400	6,450
Germany	240	19,500	1,580
Belgium/Luxembourg	134	19,400	1,030
France	100	11,800	680
Spain	125	17,200	840
United Kingdom	71	3,500	490
Switzerland	18	1,000	70
Italy	74	1,900	270
Denmark	6	500	40
Portugal	2	300	30
United States	400	46,960	2,260
Canada	11	440	100
Total	1,769	216,900	13,840

* average

organizational chart

(as of March 1, 2002)

	North America		Europe				
Geographical market	North America		Europe				
Segment	Mass-customized staffing	Large-scale staffing	Mass-customized staffing		Large-scale staffing		Professionals staffing
Business concepts	Randstad	Randstad Inhouse Services	Randstad	Tempo-Team + other group companies	Randstad Inhouse Services	Capac Inhouse Services	Yacht
Countries	United States Canada	United States	Netherlands Belgium France Germany United Kingdom Spain Italy Switzerland Portugal Denmark	Netherlands	Belgium France Germany United Kingdom Spain Italy	Netherlands	Netherlands Belgium France Germany United Kingdom
Support	Shared Service Centers + Group functions						

(situation as of March 1, 2002)

Supervisory Board

J.F.M. Peters (chairman)
F.J.D. Goldschmeding
J.P. Guépin
J.C.M. Hovers
K. Vuursteen
R. Zwartendijk

Executive Board

C.T.M.J. Farla, president and chief executive officer
R.J. van de Kraats, chief financial officer
L.J.M.V. Lindelauf, responsible for Randstad Belgium, Luxembourg, France, Spain, Portugal and Denmark, also responsible for in-house services,Tempo-Team, Otter-Westelaken and Profcore
B.J. Noteboom, responsible for Randstad Netherlands, Germany, United Kingdom, Italy and Switzerland, also responsible for Yacht and IT
J.H. Reese, responsible for Randstad North America

Executive Vice Presidents

D. van Gelder, corporate accounts
F.C.A. van Haasteren, human resources & general affairs and Chairman of the Board of Randstad Groep Nederland

Managing Directors Holding

P. Adida, business concept development
M.C. van den Biggelaar, planning, strategy & finance
J.B. Bultsma, corporate IT
P.C.J. Cafiero, management development
J.M. van de Luijtgaarden, corporate accounting & tax affairs
J. Muchez, chief information officer
M.P. den Ottolander, corporate communications & branding

Managing Directors Operating Companies

Yacht Europe
P.P.M. van de Kerkhof

Randstad Europe
M.C. Ceresa, Italy
J.W.J. Hoogeveen, United Kingdom
S. Keller, Denmark
G.J.L. Mallet, Portugal
F. Noyer, France
R.P. Scheiwiler, Switzerland
E.J.N. Schreur, Spain
J. Vermeulen, the Netherlands
S.H. Witteveen, Belgium and Luxembourg
Vacancy, Germany

In-house Services
J. W. van den Broek, Capac Inhouse Services the Netherlands
C.H. Versteeg, Randstad Inhouse Services Europe

Shared Service Centers Europe
J.F.A. Broeks, I-bridge
W.F.J.M. Kitslaar, E-bridge

Tempo-Team Group
P.J. Hulsbos

Otter-Westelaken Groep
J.R.J. den Otter

Randstad North America
L.L. Clark, chief information officer
W.B. Elliott, chief financial officer
L. Galipeau, division Canada
A.J. Gershlak, northeast division
V.H. Means, human resources
J.H. Reese, ad interim division south and central/west
G. Spencer, southeast division

colophon

Design
Bettina Zuidmeer/PPGH JWT - ARTISTS

Photography (theme)
Mark Janssen/visualdrug.com

Photography (portraits)
Sander Stoepker

Text
Edsco de Heus/Total Design

DTP
Ernst Hellemink/Hellemink Digital Design

Printing
Joh. Enschedé Amsterdam

Randstad Holding nv

Address
Diemermere 25
1112 TC Diemen
The Netherlands

Mailing address
PO Box 12600
1100 AP Amsterdam-Zuidoost
The Netherlands

E-mail
corporate_communications@randstadholding.com
investor_relations@randstadholding.com

Internet
www.randstadholding.com

Phone +31 (0)20-569 59 11
Fax +31 (0)20-569 55 20

